UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Fresh Medical Laboratories, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	20-1922768
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

757 East South Temple, Suite 150 Attn: Steven C. Eror
Salt Lake City, Utah 84102
Telephone: (801) 736 – 0729
Facsimile: (801) 906 – 0333
(Address and Telephone Number of Registrant’s Principal Executive Offices and Principal Place of Business)

Copies of all communications to:

VINCENT & REES, L.C.

Attn: David Rees

175 South Main St., 15th Floor

Salt Lake City, UT 84111

Telephone: (801) 303 – 5730

Facsimile: (801) 355 – 5005

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer	.	Accelerated filer	.
Non-accelerated filer	. (Do not check if a smaller reporting company)	Smaller reporting company	X .

Table of Contents

Item 1.	Business.	3
	Corporate Background	3
	Lung Cancer Overview	4
	Business Objective	4
	Business Opportunity	5
	Research and Clinical Trial Results	6
	Additional Clinical Research	7
	Market Overview for the CB Test	7
	Competition	10
	Patent, Trademark, License & Franchise Restrictions and Contractual Obligations & Concessions	10
	Governmental Regulations	12
	Manufacturing	14
	Distribution	15
	Legal Proceedings	15
	Employees	15
	Emerging Growth Company	15
Item 2.	Financial Information.	16
Item 3.	Properties.	19
Item 4.	Security Ownership of Certain Beneficial Owners and Management.	19
Item 5.	Directors and Executive Officers.	20
	Directors and Executive Officers	20
	Board Composition	22
	Involvement in Legal Proceedings	22
Item 6.	Executive Compensation.	22
	Employment Agreements	22
	Compensation Committee Interlocks and Insider Participation	23
Item 7.	Certain Relationships and Related Transactions, and Director Independence.	23
	Director Independence	23
	Related Transactions	23
	Subsequent Events	24
Item 8.	Legal Proceedings.	24
Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.	25
Item 10.	Recent Sales of Unregistered Securities.	25
Item 11.	Description of Registrant’s Securities to be Registered.	31
	Common Stock	31
	Non-cumulative Voting	32
	Transfer Agent	32
Item 12.	Indemnification of Directors and Officers.	32
Item 13.	Financial Statements and Supplementary Data.	F-1
Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.	33
Item 15.	Financial Statements and Exhibits.	33

Item 1.

Business.

Fresh Medical Laboratories, Inc. (referred to herein as the “Company” or “Freshmedx”) was incorporated under the laws of the State of Delaware on November 19, 2004.  Freshmedx is a medical device company that has developed, tested, and is in the process of commercializing its non-invasive lung cancer diagnostic test and related device that is adjunctive to Computed Tomography (“CT”). 1 The Company believes that its device may reduce or eliminate the cost, anxiety, and time associated with the inaccurate and/or delayed diagnosis of lung cancer and may play a role in saving or extend lives through the immediate evaluation of patient’s risk of having lung cancer. 2 From inception to date, we have generated limited revenues. We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements (please see our discussion on page __ herein).

The address of our principal executive office is:

Fresh Medical Laboratories, Inc.

Attention: Mr. Steven C. Eror, CEO

757 East South Temple, Suite 150

Salt Lake City, Utah 84102

Our telephone number is (801) 736 – 0729.

Our facsimile number is (801) 906 – 0333.

Our e-mail address is info@freshmedx.com.

Our website can be viewed at www.freshmedx.com. Information included in our website is not a part of this registration statement.

Corporate Background

Fresh Medical Laboratories, Inc. (the “Company” of “Freshmedx”) was incorporated on November 19, 2004, as a Delaware corporation under the name of Hilltop Group Technologies Corp. In November 2006, the Company changed its name to Fresh Medical Laboratories, Inc.

On November 15, 2006, the Company entered into an exclusive license agreement with BioMeridian Corporation (“BMC”). The license agreement allowed the Company to use certain BMC technology in the development of a medical device.

The initial focus of the Company was to develop, market, and sell noninvasive––diagnostic devices for a life threatening disease. Favorable results, in a well-controlled proof of concept trial3 in tissue, were confirmed in lung cancer patients and healthy volunteers in Chicago.  Clinical studies demonstrated the utility of the device to potentially improve the timing and accuracy of risk evaluation of patients with lung lesions that may or may not have lung cancer (risk stratification).

The Company now plans to enter the market through direct (U.S) and indirect (international) channels for the marketing and sales of its Bioconductance Scan Platform (“BSP”) and Computed Bioconductance test kit (“CB Test,” “CB Test Kit,” or “Test”).  The initial step in the U.S. requires the expenditure of an estimated $1.3 to $1.5 million, over a period of eight to twelve months, to seek U.S. FDA 510(k) De Novo regulatory clearance, as well as placement of an estimated 22 investigational BSP devices at hospitals for research purposes.  The completion of these initial steps is projected to allow Freshmedx to achieve the first sale of its product in the U.S.  Once the Company’s U.S. FDA 510 (k) De Novo petition is granted, it plans to convert hospitals involved in research with investigational placements of the BSP device and related Test to commercial operation, which includes selling its Test.

Next, the Company plans to launch its products in Mexico and Turkey.  The Company estimates that by early 2013, it will have invested an additional $500,000 in the development of the Mexican and Turkish markets.  The Company anticipates that this amount is sufficient to complete initial clinical validation and secure a local distribution partner together with national regulatory and pricing approvals.

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1 A method of examining body organs by scanning them with x-rays and using a computer to construct a series of cross-sectional scans along a single axis.  When used in connection with lung cancer detection, it relates to a scan of the chest.

2 The evaluation of a patient’s risk of the future confirmation of disease may be referred to as risk stratification.

3 A clinical trial that is regulated, operated, and restrained successfully in accordance with good clinical practice as defined by the U.S. FDA that demonstrates a principle and verifies a concept or a theory.

Finally, the Company plans to complete a scaled commercial rollout, beginning in late 2013, following any revenue in the U.S. and initial international markets.  At this time, the Company plans to build working capital, engage additional distributors, and hire additional sales, marketing, and customer service personnel.

Lung Cancer Overview

According to the World Health Organization, cancer is expected to overtake heart disease as the leading worldwide cause of death. Lung cancer is by far the most deadly of all cancer sites, killing more people than breast, prostate, colon, liver, kidney, and melanoma cancers combined. 4 Each year brings over 1.6 million new cases of lung cancer worldwide, as well as nearly 1.4 million deaths.  It kills more women than breast cancer and the lifetime chance of developing lung cancer is 1:16 in women and 1:13 in men. 5

Lung Cancer Incidence and Mortality, 20086

	New Cases	Deaths
United States	214,000	161,000
European Union	288,000	253,000
China	521,000	452,000
World	1,607,000	1,375,000

Lung cancer patients face median five-year survival rates of only 16 percent (compared to 93 percent for breast cancer and 100 percent for prostate cancer, the only two cancers with greater incidence) 7 in the rate of lung cancer survival has lagged behind that of other cancers largely due to a lack of early and effective diagnostics, resulting in delayed intervention.  This is evidenced by the fact that 84 percent of lung cancer patients present with locally advanced or metastatic disease.  With accurate early diagnosis, five-year survival could approach 80 percent. 8

Business Objective

In 2008, there were almost 1.4 million deaths from lung cancer (LC) worldwide and approximately 161,000 deaths from LC in the U.S. 9  LC kills more than breast, prostate, colon, liver, kidney and melanoma cancers combined. 10 The disease is discovered and acted upon too late to enable life-saving and life-extending treatment.   Of the patients that are diagnosed, 84 percent were diagnosed when LC was locally advanced (incurable) or metastatic.  As a result the five-year survival of LC is only 16 percent, far below that of other major cancers. 11 If LC could be diagnosed early, survival would soar to 80 percent or more within five years. 12 In addition, if most LC could be diagnosed accurately at first detection of a lesion, months and years of emotional trauma from a possible LC diagnosis may be eliminated.

The current standard of care involves the use of CT scans of the chest to evaluate incidental and symptomatic patients.  These images provide important information about the location and size of lung masses and raise suspicion, but up to 94 percent of those masses turn out to be noncancerous. 13  Resolution of the suspicion of LC currently involves waiting for growth to confirm LC in subsequent CT scans.

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4 Karl Grossman, Cancer - The Number One Killer -- And Its Environmental Causes, available at http://www.huffingtonpost.com/karl-grossman/cancer-the-number-one-kil_b_685089.html/?view=print (last visited March 14, 2012); Lung Cancer Foundation of America, http://www.lcfamerica.org/about_lcfa.html (last visited March 14, 2012).

5 American Cancer Society, http://www.cancer.org/Cancer/LungCancer-SmallCell/OverviewGuide/lung-cancer-small-cell-overview-key-statistics (last visited Mar. 29, 2012).

6 GLOBOCAN 2008, International Agency for Research on Cancer (IARC), http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 (last visited March 13, 2012).

7 Jemal Ahmedin et al., Cancer Statistics 2010, 60 Cancer Journal for Clinicians 5 (2010).

8 Annals of Oncology, Volume 21, Issue suppl. 5 pp. v103-v115.

9 GLOBOCAN 2008, International Agency for Research on Cancer (IARC), http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 (last visited March 13, 2012).

10 Lung Cancer Foundation of America, http://www.lcfamerica.org/about_lcfa.html (last visited March 14, 2012).

11 Jemal Ahmedin et al., Cancer Statistics 2010, 60 Cancer Journal for Clinicians 5 (2010).

12 New England Journal of Medicine, 2006 Oct 26;355(17):1763–71.

13 Dr. Adams Aberle et al., National Lung Screening Trial Research Team; Reduced Lung-Cancer Mortality with Low-Dose Computed Tomographic Screening, 365 N. Engl. J. Med. 395–409 (2011).

For the 2.5 million Americans that undergo CT scans and have suspicious lesions each year, an immediate answer is needed (i) to immediately establish or defer the need for an expensive and life-threatening biopsy or (ii) to eliminate the cost and traumatic anxiety of waiting for months or even years for radiological stability while running the risk of metastatic cancer. 14

The evaluation of patients with lesions suspicious for LC needs to be immediate, the surgical biopsy needs to be better informed, and the trauma and cost of anxious waiting eliminated.

Business Opportunity

Freshmedx is introducing the CB Test that management believes is the first accurate and reliable bioconductance measurement method that has been shown to evaluate the risk of lung cancer in patients with lesions of the lung in well-controlled clinical trials.

The “CB Test”

The CB Test is planned to be introduced to the market like an existing pathology test except that there is no need for transmission of a physical sample or specimen.  Instead, the CB Test involves the acquisition of precision bioconductance measurements between a patented CB Test probe and disposable diaphoretic electrodes15 placed on the back and arms.  Data containing precision measurements is transmitted electronically by the device platform for immediate processing by a proprietary classifier algorithm and a report is electronically generated that may be used by the physician in addition to the CT scan, patient history and other information to evaluate patients with suspicious masses or lesions identified by CT scan.  CB Tests are immediate, pain-free, non-invasive, and non-radiating.  They require little patient preparation and can be completed in less than 20 minutes by a certified technician.

Freshmedx produces the following components of the CB Test system:

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Bioconductance Scanning Platform: (“BSP”) - Patented BSP hardware and software tests without penetration of the skin, radiation or the need for interpretation of an image.  The patented high fidelity CB probe measures transthoracic bioconductance16 and management believes it offers improved risk evaluation in patients with lesions of the lung in well-controlled clinical trials than may be obtained by CT alone.  The BSP guides the technician and self-validates measurements for immediate analysis and reporting.

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Computed Bioconductance Test Kit: (“CB Test Kit”) – Each single-use CB Test Kit displays a unique access code that is required for access to a CB Test report together with all of the components necessary to assure precision test performance, patient comfort and hygiene. Consumables provided in the surgical style, tear open envelope that includes 6 (six) diaphoretic electrodes, 1 (one) CB Probe tip and introducer and 1 (one) moistening sponge.  The CB Test Kit is only sold as a tamper resistant unit that may be traceable by inventory lot, physician, hospital and distributor.

The CB Test Procedure

The CB Test procedure is performed by a qualified test technician and may be completed in 20 minutes.

A qualified test technician:

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Connects the BSP to the CB Probe, CB electrode cables, Internet and power.   Following a brief power on sequence, the BSP completes self-diagnostics.

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Seats the subject.  Removal of underclothing is typically unnecessary.

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Opens one new single-use CB Test kit from its tamper-proof packaging.

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14See American Lung Association, http://www.lung.org/lung-disease/lung-cancer/resources/facts-figures/lung-cancer-fact-sheet.html (last visited Mar. 28, 2012); Tan W. Winston, Medscape, http://emedicine.medscape.com/article/279960-clinical (last visited Mar. 13, 2012); H. Hoffmann & H. Dienemann, Der Pulmonale Rundherd, Prinzipien der Diagnostik, 97 Deutsches Aerzteblatt 907–912 (2000); W.B. Hall et al., The Prevalence of Clinically Relevant Incidental Findings on Chest Computed Tomographic Angiograms Ordered to Diagnose Pulmonary Embolism, 169 Arch. Intern. Med. 1961 (2000); C. Ibarren et al., Incidental Pulmonary Nodules on Cardiac Computed Tomography: Prognosis and Use, 121 Am. J. Med. 989–96 (2008); F. Meller et al., Radiologic and Nuclear Medicine Studies in the United States and Worldwide: Frequency, Radiation Dose, and Comparison with Other Radiation Sources -1950-2007, Radiology Vol. 253: Number 2 (2009).

15A self-adhesive foam conductor and medium from which an electric current is conducted to or from the human skin that can generate sweat or perspiration.

16 The measurement of electrical resistance in the human through the thoracic cavity or chest wall.

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Applies single-use easily-removable diaphoretic electrodes at sites on the patient’s back and arms.

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Enters test session data including technician name, physician name, report delivery method, patient data.

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Begins testing, as prompted by the device, by applying the CB Probe to acquire measurement data from sites on the chest, shoulders and arms.

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Monitors the acquisition of real-time data.  Should re-measurement be required, the device provides visual and audible notification that it has not received usable data.

Research and Clinical Trial Results17

The Freshmedx BSP and CB Test were evaluated in four clinical trials.  The trials include:

I. PROOF OF PRINCIPLE - McHenry, IL (2007)

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Description.  A blinded single site study of 36 subjects to detect differences in bioelectrical impedance 18 measurements in age and gender-matched healthy subjects and lung cancer patients.

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Results. The Device discriminated perfectly between tissue-confirmed lung cancer patients and age and gender matched healthy volunteers in a blinded trial.

II. RELIABILITY AND REPEATABILITY ― Salt Lake City, UT (2008)

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Description. A single-site study to evaluate the variability in the device and subjects in 22 healthy volunteers.

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Results. The device showed a reliability index of 0.991 9 and a correlation between device replicates of 0.0985 20 indicating a reproducible result can be obtained from a single test result.

III. EFFICACY IN THE TARGET INDICATION ― Baltimore, MD (2012)

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Description. This single arm, single site algorithm finding and internal validation trial was designed to offer efficacy and safety in the risk stratification 21 of a thoracic malignancy in patients symptomatic of lung cancer who have a suspicious mass as confirmed by CT scan.

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Results. Final results included the identification and internal validation of an algorithm capable of 90 percent sensitivity (correctly identifying 26 of 29 malignant masses), 92 percent specificity (correctly identifying 11 or 12 non-malignant masses), and ROC area (combined sensitivity and specificity) of 90 percent (correctly identifying 37 of 41 patients overall). Final results were presented in 2011 at the World Conference of the International Association for the Study of Lung Cancer and at the Annual Congress of the European Respiratory Society and were published in the April 2012 edition of the Journal of Thoracic Oncology. 22

IV. LABEL EXPANSION TO PERSISTENT ABNORMAL X-RAY ― IMSS, Mexico (currently underway)

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Description. A single site, two arm trial to evaluate the safety and utility of the BSP and CB Test Kit in risk stratification of a suspicious lesion of the lung as seen by Persistent Abnormal X-ray (“PAX”) and CT scan in patients with a suspicion of lung cancer.

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Results. Pending completion of the trial.

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17 R. Yung et al., Transcutaneous Computed Bioconductance Measurement in Lung Cancer: A Treatment Enabling Technology Useful for Adjunctive Risk Stratification in the Evaluation of Suspicious Pulmonary Lesions, 7 Journal of Thoracic Oncology 4 (2012).

18 Bioelectrical impedance is the measurement of tissue conductivity by applying an electric current to the body.

19 The Reliability Index is the inverse of the rate of failure in a study.

20 Correlation is the degree to which two or more attributes or measurements on the same group of elements show a tendency to vary together.

21 Risk Stratification is the evaluation of a patient’s risk of the future confirmation of disease.

22 R. Yung et al., Transcutaneous Computed Bioconductance Measurement in Lung Cancer: A Treatment Enabling Technology Useful for Adjunctive Risk Stratification in the Evaluation of Suspicious Pulmonary Lesions, 7 Journal of Thoracic Oncology 4 (2012).

Additional Clinical Research

Freshmedx intends to expand research in leading hospitals and clinics.

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United States.  Freshmedx has relationships with sites 23 where it has completed clinical trials, including leading hospitals and/or medical schools in Baltimore, Maryland and Chicago, Illinois.  Freshmedx also continues to maintain and to build relationships with additional prospective sites with internationally recognized and respected scientists who are continuing research in the field of bioconductance and its medical applications.

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Europe.  In 2011 Freshmedx presented clinical results at the International Association for the Study of Lung Cancer (IASLC) and at the European Respiratory Society (ERS), both in Amsterdam.  The technology was featured at the early detection and risk stratification symposia.

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Mexico and Central America.  Through its partner in Mexico, Freshmedx is conducting a clinical trial at a leading cancer hospital for the Mexican public health system, the Instituto Médico de Seguro Social (IMSS) in Mexico City.  IMSS hospitals treat 50 million Mexicans and collectively represent one of the five largest medical product purchasers in the world.

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China (PRC).  Freshmedx has a research relationship 24 with one of the premier hospitals in China and with its Director of its Department of Respiratory Medicine.  This hospital, PLA-301 is among the most influential healthcare institutions in China, as its mission includes assuring the health of the Country’s leaders.  The hospital’s Beijing position is an ideal reference site for pulmonary and respiratory hospitals located throughout China as well at the 6,000 hospitals equipped with CT imaging.

Market Overview for the CB Test

Market Size

Pre-surgical risk evaluation of indeterminate lung nodules is a potentially massive global business. Freshmedx plans to vigorously pursue entry into selected international markets to provide early revenue and field testing useful for entry into the US market. The respective market sizes of the US and international regions can be estimated as follows:

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MARKET: United States. Freshmedx estimates the US market potential to be approximately 2.5 million CB Tests per year, valued at $1.5 billion.

Domestic Market for CB Tests

Region	Population (in millions)	At high risk (in millions)	Structure
United States	310	123	Direct

The Company estimates that there are 123 million Americans at high risk of lung cancer (96 million current and former smokers, 27 million exposed to carcinogenic agents at home or in industry). 25

Symptomatic:  0.2 million

Each year 226,160 are diagnosed with lung cancer. 26  Approximately 90 percent of lung cancer patients are symptomatic at presentation (~203,544). 27

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23 “Relationship with sites” means that the Company has or plans to enter into clinical trial agreements for the purpose of conducting Company sponsored clinical research.  These relationships are with physician investigators at hospitals where Freshmedx has or will complete clinical trials.  Freshmedx is currently in discussion with other centers in the U.S. and international markets to investigate interest in conducting Company sponsored research within the organization.

24 The “research relationship” stated here refers to the Chinese Hospital PLA-301 based in Beijing, China.  The Company has secured local regulatory approval by the hospital’s institutional review board to conduct a clinical trial of the Freshmedx CB test in patients seeking lung cancer diagnoses.

25 CDC: Cigarette Smoking Among Adults US 2007 (2008), www.cdc.gov (last visited Feb. 9, 2012).

26 American Lung Assoc., http://www.lung.org/lung-disease/lung-cancer/resources/facts-figures/lung-cancer-fact-sheet.html (last visited Mar. 28, 2012).

27 Tan W. Winston, Medscape, http://emedicine.medscape.com/article/279960-clinical (last visited Mar. 13, 2012).

Asymptomatic /Incidental:  2.4 million

In addition, an estimated 13.5 million chest CT scans are performed primarily for other purposes, of which 18 percent reveal incidental non-calcified solitary pulmonary nodules, resulting in an estimated 2.4 million patients without lung cancer symptoms whose indeterminate masses require follow-up. 28

CB Test Benefits

Based on the number of symptomatic and asymptomatic patients who undergo CT scans and assuming that CB Tests will be used in conjunction with each of the CT scans, the Company estimates an initial U.S. market potential of approximately 2.5 million CB Tests per year at a projected wholesale price of $400 per CB Test.  The BSP may be priced for rapid penetration at $15,000, but due to the importance of recurring CB Test Kit revenue the device could be given away with minimal effect on the Company’s bottom line.

By enhancing physicians’ patient risk-stratification capabilities, Freshmedx CB Tests enable more informed treatment decisions.  Patients shown by CB Test to have low probability of malignancy may enter “watchful waiting” or a periodic monitoring mode instead of proceeding to immediate biopsy of the lung, thereby reducing potential costs, risk and recovery.  Patients with high likelihood of malignancy can be prioritized for treatment, potentially leading to earlier diagnosis and improved prognosis and treatment options.

Any reduction in expensive futile biopsy procedures performed may yield significant savings to the healthcare system.  Given the number of these procedures (estimated at over 50,000 per year) 29 and the complexity and risk involved (ranging from punctured lung and infection for all procedures to a 4.4 percent mortality for resection by thoracotomy), 30 pre-surgical evaluation via CB Test may also improve outcomes for individuals whose indeterminate masses are non-cancerous.

Impact on Physician Behavior

As an adjunctive diagnostic 31 to CT, or tool to evaluate the risk of patients with lung masses suspected of having lung cancer, management believes that the CB Tests will be complementary to current practices in the management of lung cancer patients. Physicians will be able to order CB Tests concurrent with, or shortly prior to or post CT.  They can consider the results presented on the CB Test report in conjunction with the CT image and other patient information, then recommend either biopsy or watchful waiting or monitoring.  The Company believes that a CB Test is the logical companion to a thoracic CT scan, as an additional test and report to consider before prescribing a course of action.

The Company anticipates that CB Tests will be ordered primarily by pulmonologists and thoracic surgeons and performed in the physician’s practice or in a hospital radiology suite or testing center. The BSP’s minimal footprint permits easy placement in an office, examination room, or on a mobile cart. The performance of CB Tests can also be a revenue opportunity for healthcare providers.

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In Company interviews, Pulmonologists have affirmed enthusiasm for additional information and the opportunity to administer additional tests under their direction.  Management believes that the additional diagnostic information provided by the CB Test will prove to be valuable to them in their management of patients and the revenue the CB Test can generate will prove to be valuable in their practice.

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The Company believes Thoracic Surgeons may benefit from the opportunity to operate with greater confidence that the biopsy procedures they perform are necessary.  Many of thoracic surgeons experience a backlog of procedures, and we believe that CB Test results will enable them to better prioritize cancerous patients for whom treatment is warranted. For legal and ethical reasons, some surgeons are not keen on performing risky procedures unnecessarily.

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The Company believes Radiologists may benefit from the increased usefulness of the CT images they interpret. In conjunction with CB Test results, identification of an otherwise indeterminate nodule could become an actionable event.

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28 Hlatky C. Ibarren et al., Incidental Pulmonary Nodules on Cardiac Computed Tomography: Prognosis and Use, 121 Am. J. Med. 989–96 (2008).

29 See E. Grogan et al., Thoracic Operations for Pulumonary Nodules are Frequently not Futile in Patients with Benign Disease, 16 Journal of Thoracic Oncology 10 (2011); E. Uwe et al., Video-Assisted Thoracoscopic Surgery for Pulmonary Nodules after Computed Tomography-Guided Marking with a Spiral Wire Ann., 79 Thorac. Surg. 313–316 (2005).

30 T. Strand et al., Risk Factors for 30-Day Mortality After Resection of Lung Cancer and Prediction of Their Magnitude, 62 Thorax 991–997 (2007).

31 An additional instrument or technique used in medical diagnosis.  For example, Freshmedx’s CB test is proposed to be in addition to computed tomography examination.

Impact on Other Stakeholders

We believe that the CB Test may also be attractive to other stakeholders, such as patients and insurers.

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We believe that patients may face less uncertainty and a lower likelihood of experiencing a futile invasive procedure. CB Tests may thereby spare many the associated expense, recovery time and emotional costs as well. Those who have cancer may be able to be treated while their cancer is at an earlier stage.  Before patients undergo potentially life-threatening surgical procedures, many of patients want greater confidence in their cancer diagnosis.

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We believe that insurers may benefit from the avoidance of money currently spent on futile biopsies and surgical procedures. We believe that the projected cost savings from avoiding these procedures may greatly outstrip the projected cost of CB Tests.  This appealing value proposition should facilitate the acquisition of new Current Procedural Terminology (“CPT”) codes for the CB Test.

Additional Market Segments in Lung Cancer Diagnostics

There are several additional opportunities to be addressed by Freshmedx in addition to indeterminate nodule evaluation. These include (1) determining high risk patients for follow-up, (2) monitoring of patients whose cancer is in remission for recurrence, (3) treatment effectiveness monitoring, (4) monitoring of symptomatic patients in watchful waiting.  We believe that each of these market segments may represent a significant opportunity since they are not limited to patients with lung cancer.  The Company intends to prioritize the build out of its product portfolio in lung cancer, followed by expansion into other similarly underserved cancers such as pancreatic, esophageal, ovarian and liver cancer.

Management believes there are proximate additional lung cancer segment opportunities that are outlined below.

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Determining high-risk patients for follow-up.  Current and former smokers and individuals with industrial exposure face a higher lung cancer risk than the general population.  As such, development of accurate methods to determine which of these patients require CT or other follow up may result in the diagnosis of cancers earlier and dramatically improve survival rates. With 123 million at high risk in the US and more than a billion at high risk in the rest of the world, this represents a market opportunity estimated to be in the tens of billions of dollars.

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Post-surgical or post-therapeutic monitoring for recurrence.  The individuals at highest risk of developing lung cancer are those whose lung cancer is in remission. With surgery alone, the recurrence rate can be as high as 20 -40% for stage I disease, the earliest stage. For stage II lung cancer, the recurrence rate is usually in the 40-60% range. 32

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Treatment effectiveness monitoring.  Lung cancer drugs have been hindered by the current inability to demonstrate that treatment is causing shrinkage of a tumor or slowing/stopping progression.  Radiation normally prevents sufficiently frequent CT rescans, and biomarkers have not yet proven adequate utility in this area.  By published guideline, CT scans can only be performed every three to six months due to associated radiation risk, because each chest CT scan carries 2% risk of causing cancer 33 particularly due to the radiogenic characteristic of lung cancer.  There are no available effective means of monitoring for recurrence. Lacking sufficient proof of drug benefit, insurers have been reluctant to reimburse.  Because the electronic signal used by the CB Tests is quantitative, it is believed that CB Tests may have potential to demonstrate treatment effectiveness. CB Tests using an algorithm adapted for treatment monitoring may enable 200,000 U.S. patients to be tested at least monthly, representing a market potential of $480 million. This economic potential is shared between those actually receiving treatment and those not receiving treatment.

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Watchful waiting.  There is strong demand for non-radiating methods to monitor symptomatic patients for whom biopsy was not initially indicated.  The current practice of watching for mass size doubling is generally deemed suboptimal and is nearly impossible without exposing patients to harmful radiation.  CB Tests are expected to be capable of enabling individuals in this watch and wait group to be tested as often as necessary without increasing cancer risk.  With over 1 million new patients entering this category each year in the US and millions more in the rest of the world, this segment embodies a potential for 1 million high risk U.S. patients to be scanned an average of twice per year, which suggests a $1.2 billion market for CB Tests.

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32 See Friedberg, Penn Medicine News, University of Pennsylvania School of Medicine (2006), http://www.uphs.upenn.edu/news/news_releases/aug06/lungvacc_print.htm (last visited Feb. 10, 2011).

33 D. J. Brenner & E.J. Hall, 357 N. Engl. J. Med. 22 (2007).

Additional Cancer Targets

Assuming that success in multiple segments of lung cancer diagnostics has been established, the Company plans to expand into similar segments in other major occult cancers. Targeted cancers will be those that exhibit comparable unmet clinical needs and sufficient incidence to merit prioritized development. Contemplated targets are described in brief below. 34

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Pancreatic cancer. Global incidence: 278,684, Mortality: 266,669.

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Esophageal cancer. Global incidence: 481,645; Mortality: 406,533. High growth indication driven by epidemic obesity.

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Ovarian cancer. Global incidence: 224,747; Mortality: 140,163.

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Liver cancer. Global incidence: 749,744; Mortality: 694,918.

Competition

The development and commercialization of new products to improve the accuracy of pre-surgical staging and diagnosis of lung cancer is competitive and Freshmedx expects considerable competition from major medical device companies, laboratory tests and academic institutions that are conducting research in lung cancer.  Extensive research and financial resources have been invested in the discovery and development of new lung cancer identification tests. Potential competing technologies include, but are not limited to; breath markers, sputum cytology 35 and markers, blood markers 36 , radiography and CT imaging.

The timing of market introduction of some of our potential products or of competitors’ products may be an important competitive factor. Moreover, the speed with which we can develop products, complete clinical trials and approval processes and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price, reimbursement and patent position.

The timing of market introduction of some of our potential products or of competitors’ products may be an important competitive factor. Moreover, the speed with which we can develop products, complete clinical trials and approval processes and supply commercial quantities to market are expected to be important competitive factors. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price, reimbursement and patent position.

Patent, Trademark, License & Franchise Restrictions and Contractual Obligations & Concessions

Patents

Freshmedx’s patent protection is focused upon two key elements of the CB Test:

1.

The proprietary design of the BSP probe and related computer algorithm used to drive its report.

2.

The proprietary design of a group of algorithm or bioconductance profiles derived from the Company’s clinical research.

The Company endeavors to bind its employees, directors, advisors and consultants to confidential disclosure agreements in an effort to protect its trade secrets.

The Company intends to pursue its patent opportunities. The Company intends to patent improvements of its technologies as allowed. The Company also intends to file U.S. and foreign patent applications to obtain the most extensive protection possible in all countries with substantial market potential.  Foreign patent applications are made through Patent Cooperation Treaty (“PCT”) filing and in other non-PCT countries such as Taiwan and Argentina, based on corresponding U.S. applications.  Product specific patents may be filed for all final products and issuance may correspond closely with regulatory agency approval to provide the longest proprietary protection.

Patentability, Patent Validity and Infringement

As is the case with all patent applications, there can be no assurance that each of the patent applications listed in the Schedules below will result in the grant of a patent, or that the scope of protection provided by any patent, which is granted, will be valid or identical to the scope of the currently pending applications.

_________________________________

34 GLOBOCAN 2008, International Agency for Research on Cancer (IARC), http://globocan.iarc.fr/factsheets/populations/factsheet.asp?uno=900 (last visited March 13, 2012).

35 Sputum Cytology is a study of phlegm cells under a microscope to see whether they are normal or not.

36 A marker is a sign of a disease or condition that can be isolated from a sample (i.e. blood, breath).

No assurance can be given that the exploitation of the inventions described and claimed in the applications will not infringe the rights of patents held by third parties.

Information regarding the status of the various patent applications referred to below is included in the following schedule.  Unless otherwise specified below, the applications are still pending and awaiting the outcome of the examination procedure.

Schedule of Patents

Title	Nation	Type	Filed(6)	Serial #	Patent #
Method for diagnosing a disease	US	ORD(1)	10/25/2007	11/978,045	7,603,171
	US	CON(2)	10/13/2009	12/578,329	8,121,677
Methods for obtaining quick, repeatable and non-invasive bioelectrical signals in living organisms	US	DIV(3)	11/26/2007	11/944,696	7,536,220
	US	DIV	7/16/2003	10/621,178	7,542,796
Systems and methods of utilizing electrical readings in the determination of treatment	US	ORD	7/20/2004	10/895,149	7,937,139
	AU(5)	PCT(4)	9/21/2004	2004322306
	NZ	PCT	9/21/2004	552911	552911

(1) Ordinary patent application - The first application for patent filed in the Patent Office without claiming priority from any application or without any reference to any other application under process in the Patent office.

(2)  Continuing patent application - A patent application which follows, and claims priority to, an earlier filed patent application.

(3)  Divisional patent application - A patent application which has been divided from an existing application

(4)  International patent application - An international agreement for filing patent applications.37

(5)  Patent Cooperation Treaty Agreement under the laws of Australia

(6)  All patents expire 20 years from the date filed.

In the “Schedule of Patents” as listed above, the following patents are patents owned by BMC and used by the Company according to existing license agreements with BMC (as hereinafter described):

•

7,536,220

•

7,542,796

•

7,937,139

Moreover, pursuant to a license agreement the Company entered into on January 23, 2012, the Company intends to purchase and BMC intends to sell certain intellectual property, including the patents listed above.

License Agreements

On January 20, 2005, the Company entered into a License Agreement with BMC whereby the Company obtained a license from BMC to use certain BMC patents worldwide.  This Agreement was amended on November 2, 2006, through an Amended and Restated License Agreement with BMC, on November 26, 2007, through the First Amendment to Amended and Restated License Agreement, and on September 1, 2008, through the Second Amendment to the Amended and Restated License Agreement. Under the agreements, as amended, the Company has the right to the exclusive use of certain patents pending and related technology (the “technology”) in its medical devices and other products for an indefinite term. In return, the Company has agreed to incur a minimum of $4,750,000 in development costs by the year 2014 to develop and market its products worldwide based on a graduated schedule and to make royalty payments based on a percentage of the aggregate worldwide net sales (as defined in the agreement) of its medical device and other products that utilize the technology.  Under the agreement, the Company shall pay BMC a royalty based on the aggregate worldwide net sales during each calendar year in an amount equal to seven percent (7%) of net sales, up to $50 million in annual net sales, six percent (6%) of net sales from $50 million to $200 million in annual net sales, and five percent (5%) of net sales above $200 million in annual net sales.  The agreement, as amended, addresses certain mechanical aspects of the hardware and a portion of the software of the BSP.  Specifically, the Company has licensed certain design features of the BSP including the probe and platform, which are described in U.S. patent numbers 7,536,220, 7,542,796, and 7,937,139.  In addition, the Company has licensed the rights to the technology that controls the functionality of the probe.  The remaining minimum development costs required per the licensing agreement is $1,500,000 as of December 31, 2011.

On January 23, 2012 the Company entered into a Letter of Intent with BMC whereby the Company agrees to purchase and BMC agrees to sell certain intellectual property, including the intellectual property governed in the License Agreements above that has heretofore been governed by the series of License Agreements between the parties. As consideration for this transaction, the Company shall deliver to BMC common stock, a cash payment, and a convertible debenture.

_________________________________

37 http://www.ipcell.iisc.ernet.in/ip/patenttypes.html (last visited on May 4, 2012).

Governmental Regulations

We must receive separate regulatory approvals for each of the devices before we can sell them commercially in the United States or internationally.  Our products are subject to regulation by regulatory authorities in the United States and in other countries.  We cannot market any of our product candidates until we have completed the requirements for regulatory approval.  We do not know whether regulatory authorities will grant approval for any of the products our marketing or distribution partners and we develop.

Conducting clinical trials and obtaining regulatory approvals are uncertain, time consuming, and expensive processes.  If we or our marketing and distribution partners fail, we will not be able to rely on the results generated from those trials for purposes of advancing or filing for regulatory approvals to market and sell our products and services.  In that case, we would need to repeat studies, which would increase our development cost and may delay entry into the market.

Even if we complete our clinical trials successfully, we may not be able to obtain regulatory approvals.  Data obtained from clinical studies are subject to varying interpretations that could delay, limit or prevent regulatory approval, and failure to observe regulatory requirements or inadequate manufacturing processes are examples of the other problems that could prevent approval.  In addition, we may encounter delays or rejections due to additional governmental regulation from future legislation, administrative action, or changes in FDA and other regulatory policy.  Even if the FDA or other regulatory authority approves our products and services, marketing the products or services for a different indication will require supplementary applications.

None of our products have received all of the regulatory approvals required for commercial sales.  We have completed product testing needed for approval of the European CE marking and related manufacturing approvals but there can be no assurance that the regulations for CB Test and its related BSP device will not change in the future for the European market or that the regulatory requirements will not change for other markets in which we intend to make, market or sell our devices.  Failure to comply with applicable FDA or other applicable regulatory requirements may result in various adverse consequences, including delay in approving or refusal to approve a product, revocation of existing licenses, criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production, or injunction, as well as other regulatory action against our products, services or us.

Outside of the United States, our ability to market any of our potential products and services is contingent upon receiving marketing authorizations from the appropriate regulatory authorities.  Various foreign regulatory approval processes include all of the risks associated with the FDA approval processes described above.

We may be subject to a variety of laws and regulations relating to product safety, among other things. We believe that we are currently in compliance with such laws and have no current liabilities there under. Our intent is to maintain strict compliance with all relevant product safety laws, rules and regulations.

In addition, Freshmedx intends to pursue regulatory approval for multiple regions in parallel. CE marking, which permits sale in the European Union and selected additional countries and facilitates approval in most others, has been prioritized because of its broad utility.

Approval Requirements

A summary of the regional requirements identified in the table is given below:

•

United States.  The BSP has been designated a “non-significant risk device” by Institutional Review Boards associated with Freshmedx clinical trials, permitting uninhibited investigational use of the device.  Freshmedx is preparing a 510(k) De Novo Class II submission to the FDA.  Devices cleared via Section 510(k) of the Federal Food, Drug, and Cosmetic Act can be marketed and sold in the United States.  Freshmedx plans to submit its 510(k) De Novo petition in 2012.  To improve the device review process, the U.S. FDA under the Medical Device User Fee and Modernization Act of 2002 has established performance goals. According to the U.S. FDA, for the 510(k) review process, the FDA should issue a “decision” (for example, substantially equivalent or not substantially equivalent “NSE” determination) within 90 FDA days from the date the 510(k) is received if it is the first action on the submission   or within 90 cumulative FDA days from the date the 510(k) is received if the NSE determination is a second or later action).38  The FDA may request additional information that may or may not stop the 90-day FDA review clock.  An informal request for additional information does not stop the FDA review clock, whereas an Additional Information letter stops the review clock and marks the end of an FDA review cycle.39   Once a “not substantially equivalent” determination has been supplied, Freshmedx may submit a De Novo petition to the U.S. FDA.  U.S. FDA in a draft guidance document titled Draft Guidance for Industry and Food and Drug Administration Staff – De Novo Classification Process suggests a 60 - day review cycle for the de novo petition once all requested information is received. 40

_________________________________

38 Effect on FDA Review Clock and Performance Assessment , available at http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm089735.htm (last visited March 12, 2012).

39 http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm089735.htm#ivc (last visited May 1, 2012).

40 See Draft Guidance for Industry and Food and Drug Administration Staff – De Novo Classification Process (Evaluation of Automatic Class III Designation) , http://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/GuidanceDocuments/ucm273902.htm (last visited March 12, 2012).

As a manufacturer of medical devices, Freshmedx must comply with FDA 21 CFR Part 82041 also known as the quality system regulation that outlines current good manufacturing practice regulations as established by the US FDA.  These requirements are meant to ensure that medical devices are safe and effective.  Freshmedx maintains a quality management system that includes standard operating procedures for key processes such as manufacturing, record keeping, post market surveillance, complaint handling and corrective and preventative action.  The Freshmedx quality management system is ISO 1348542 certified and complies with the FDA 21 CFR Part 820 Good Manufacturing Practice regulations.

•

European Union. Freshmedx has engaged Nemko as a Notified Body to assess its compliance with the Medical Devices Directive 93/42/EEC standard required for European approval. CE marking certifies that the product has been assessed by an authorized notified conformity assessment body before being placed on the market, permitting the product to be sold throughout the European Economic Area (European Union member states plus Iceland, Liechtenstein and Norway), Switzerland and Turkey. CE marking also requires manufacturers to maintain an ISO 1348542 Quality System.  CE marking may accelerate regulatory approval in other regions.

•

Mexico. Regulatory oversight of medical devices in Mexico is the responsibility of COFEPRIS, a division within the Mexican Ministry of Health (Secretariat of Health). To be imported into Mexico, all medical or health care products that touch the human body must be registered with the Mexican Secretariat of Health.  A technical file containing device specifications, safety and efficacy information must be reviewed and approved by the Secretariat of Health prior to the commercial sale of medical devices. 43

•

China. State Food and Drug Administration (“SFDA”) roughly follows the US FDA model, and approval permits the marketing and sale of the device in the People’s Republic of China (PRC).  To be sold in China, medical devices must be registered with Chinese health authorities. This involves not only sample product testing but also factory audits.  A US ISO 13485 certificate satisfies Chinese quality system requirements.44

•

Japan. Medical device oversight is governed by the Pharmaceutical Affairs Law (PAL) of 2005. The procedure requires Pre-Market Approval application with a Registered Certification Body (“RCB”) to obtain certification and is quite similar to European CE marking using a Notified Body.

•

South America. In Argentina, the Administración Nacional de Medicamentos, Alimentos y Tecnología Médica (“ANMAT”) governs medical devices. Medical devices in Brazil are regulated by the Agência Nacional de Vigilância Sanitária (“ANVISA”). The regulations in Brazil, as well as the medical device classification schemes, are similar to those found in the European MDD 93/42/EEC.

Manufacturing

Freshmedx intends to utilize contract manufacturers for the physical manufacturing of its products.  This may afford numerous benefits, including:

•

avoidance of significant start-up costs required to acquire manufacturing personnel and brick and mortar manufacturing facilities.

•

ability to ramp up production quickly.

•

access to leading technologies, supply chain networks and best-in-class manufacturing processes for its products.

•

ISO 13485 Certification, with fully automated real-time component traceability, product assembly, obsolescence mitigation, risk management and product reliability testing.

•

flexibility to use one or many manufacturers in any region of the world to optimize costs, production volumes, material availability, lead times, and to meet various regional regulations.

__________________________

41 http://www.accessdata.fda.gov/scripts/cdrh/cfdocs/cfcfr/CFRSearch.cfm?CFRPart=820 (last visited May 4, 2012)

42 http://www.iso.org/iso/home.htm (last visited May 4, 2012)

43 http://www.ita.doc.gov/td/health/mexicoregs.html (last visited May 2, 2012)

44 http://www.ita.doc.gov/td/health/chinaregs.html  (last visited May 3, 2012)

The Company has interviewed, performed site visits, and qualified the multiple redundant contract manufacturers required to produce its products.  As of March 15, 2012, the Company has no contractual obligations with such contract manufacturers for the manufacturing of its products.

The Company’s prospective contract manufacturers will source Freshmedx product components from multiple specialized vendors that supply plastics, sheet metal, machining, cables, wire harnesses, and other computer hardware components.  The Company maintains its own design control and ISO 13485 quality system.

Distribution

The Company is currently in various stages of market development in finding, evaluating, selecting, and managing licensing/distribution partners in the United States and other international markets.  Distribution will occur from a combination of these contacts.

Introduction of the device in the U.S. will be part of a three-prong strategy.

First, cancer centers throughout the U.S. will be invited to participate in a market seeding trial. Upon U.S. FDA clearance, the multisite marketing trial will conclude and the pre-installed devices may be converted to commercial use.

Second, the Company has plans to refer social interest in accelerating the evaluation of individuals with lesions awaiting further radiological evaluation to participating sites, for trials prior to final clearance and for commercial evaluation following clearance.

Finally, the Company plans to complete a scaled commercial rollout, beginning in late 2013, following any revenue in the U.S. and initial international markets.  At this time, the Company plans to build working capital, engage in additional distributors, and hire additional sales, marketing and customer service personnel.

Legal Proceedings

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Employees

The Company currently has three full-time employees and one part-time employee.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any May 30.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it.  Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry.  If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

Item 2.

Financial Information.

The following discussion of our plan of operation should be read in conjunction with the financial statements and related notes that appear elsewhere in this prospectus.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Management’s Discussion and Analysis or Plan of Operations

Certain statements in this Report constitute “forward-looking statements.”  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, among others, uncertainties relating to general economic and business conditions; industry trends; changes in demand for our products and services; uncertainties relating to customer plans and commitments and the timing of orders received from customers; announcements or changes in our pricing policies or that of our competitors; unanticipated delays in the development, market acceptance or installation of our products and services; changes in government regulations; availability of management and other key personnel; availability, terms and deployment of capital; relationships with third-party equipment suppliers; and worldwide political stability and economic growth. The words "believe", "expect", "anticipate", "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the unaudited Condensed Consolidated Financial Statements and accompanying notes.  Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.  The Company believes there have been no significant changes during the years ended December 31, 2010 or 2011.

The Company’s accounting policies are more fully described in Note 1 of the financial statements.  As discussed in Note 1, the preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the future events that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances.  Actual differences could differ from these estimates under different assumptions or conditions.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition – Revenue is recognized by the Company when a binding sales or service agreement exists between the parties, services have been rendered, the price for the services is fixed or determinable, collection is reasonably assured, and the Company has no significant obligations remaining with respect to the arrangement. The Company recorded $0 and $100,000 of license income for the years ended December 31, 2011 and 2010, respectively, for the sale of international technology licenses.

Stock-based Compensation – The Company measures the cost of employee and consulting services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The awards issued are valued using a fair value-based measurement method. The resulting cost is recognized over the period during which an employee or consultant is required to provide services in exchange for the award, usually the vesting period. As of December 31, 2011 there were no outstanding stock options, warrants, or other common stock equivalents due to employees or directors.  There were, however, unvested common stock awards outstanding (see Note 3) issued to officers and directors of the company.

Income Taxes – The Company is a C corporation for income tax purposes and accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company establishes valuation allowances to reduce deferred income tax assets to their realizable values based on whether it is more likely than not that such deferred income tax assets will be realized.

Emerging Growth Company – We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

At December 31, 2011, management had recorded a full valuation allowance against the net deferred tax assets related to temporary differences and operating losses in the current period because there is significant uncertainty as to the realizability of the deferred tax assets. Based on a number of factors, the currently available, objective evidence indicates that it is more-likely-than-not that the net deferred tax assets will not be realized.

Plan of Operation

The Company plans to continue the development and deployment of medical devices and procedures specializing in the immediate, non-invasive evaluation of indeterminate masses seen in CT and radiography.  The Company will need to fund expansion by raising capital over the next two (2) years.  The amount of capital could change based on the opportunities available to us and the ability to expand our markets.  The Company believes that over the next two (2) years our operations will be cash flow positive but will not provide sufficient revenue to fund the expansion and or potential acquisitions.

Results of Operations

The Company is primarily engaged in development and deployment of medical devices and procedures specializing in the immediate, non-invasive evaluation of indeterminate masses seen in CT and radiography, securing strategic alliances, completing its reorganization, and obtaining financing.  During the period from inception (November 22, 2004) to December 31, 2011, Fresh Medical Laboratories recognized licensing income of $100,000 and incurred operating expenses totaling $5,582,714.  Our operating expenses consisted of research and development and general and administrative expenses totaling $4,325,272 and $1,257,442 respectively.  The Company did not generate any revenue prior to 2010.  During the period from inception (November 22, 2004) to December 31, 2011, Fresh Medical Laboratories recognized government grant income of $249,479 and a gain on debt extinguishment of $17,201.  During the period from inception (November 22, 2004) to December 31, 2011, the Company recognized interest expense of $611,554.

The Company received a reimbursement grant from the IRS under Section 48D of the Internal Revenue Code based on qualified investments in a qualifying therapeutic discovery project. The grant was limited to 50% of the qualified investment. The IRS certified the Company qualified investment of $488,959 in 2010. The Company recognized $244,479 of grant income in 2010 for the IRS grant.

For the year ended December 31, 2011, the Company has continued development and deployment of medical devices and procedures specializing in the immediate, non-invasive evaluation of indeterminate masses seen in CT and radiography, securing strategic alliances, completing its reorganization, and obtaining financing.   The Company incurred operating expenses totaling $1,017,117, a $280,315 decrease from the prior year.  General and administrative expenses for the year ending December 31, 2011 decreased from $491,906 to $377,367 for 2010 and 2011 respectively, due to a decrease in stock compensation.  Research and development expenses decreased from $805,526 to $639,750 due to a decrease in consulting expenses and professional fees for the year ending December 31, 2010 and 2011 respectively  The Company generated $100,000 of license revenue during the year ending December 31, 2010 but did not generate any revenue During the year ending December 31, 2011.

The Company entered into a license agreement with a third party in 2010 for the future sale of its technology in Central and South America. Under the license agreement, the third party was required to pay a non-refundable deposit of $100,000 and meet certain performance obligations. The third party failed to meet these performance obligations and the agreement was terminated. The Company recognized $100,000 of license revenue under the terms of the license. The parties are in negotiations to form a new license agreement.

Liquidity and Capital Resources

The Company’s principal liquidity from inception ((November 22, 2004) to December 31, 2011, came from the sale of equity interests and debt financing.  The Company issued 10,421,718 common shares and received for $2,373,058 of proceeds.  The Company received $1,192,000 for issuance of notes payable with interest rates between 6.5 and 15 percent.  During 2010, The Company used approximately $556,000 to fund operations.  During 2011, Fresh Medical Laboratories received proceeds of $489,465 from the sale of 1,467,932 shares of Fresh Medical Laboratories’ common stock.  At December 31, 2011, the Company had a $60,000 stock subscription receivable which has been subsequently received after year end.

As discussed above, the Company anticipates incurring significant expenditures during 2012 and to pursue its planned business operations including additional research and development of products and technology.  The Company’s ability to execute on these plans is dependent on its ability to generate additional investment proceeds.  In the event that the Company is unable to raise the necessary funds, it would have to modify its current business plans and may not be able to attract the customers necessary to generate positive income from operations in such case; the business plan would have to be modified to address the funding issues.

As noted, the past operating expenses and cash needs are not indicative of our current operations which require substantially more cash to operate.  At this time, the Company is dependent on outside funding to support its operations and anticipates it will need outside funding for at least the next twelve to twenty four months to support its business model.  If the Company is unable to obtain continued outside funding, its operations would be severely impacted and it may not be possible to remain in business.  Given current operations, traditional debt financing is not likely and the Company will have to continue to rely on equity or debt investments for outside non-banking sources.

The initial focus of the Company was to develop, market, and sell noninvasive diagnostic devices for life threatening diseases. Clinical studies demonstrated the utility of the device to evaluate risk of lung cancer in patients with lung masses suspicious for cancer and potentially improve the accuracy of pre-surgical staging and diagnosis of lung cancer.

The Company now plans to enter the market through direct (U.S.) and indirect channels (international) for the marketing and sale of its BSP and CB Test Kit.  The initial step in the U.S. requires the expenditure of an estimated $1.3 to $1.5 million, over a period of eight to twelve months, to achieve U.S. FDA 510(k) de novo regulatory clearance, as well as the completion of the placement of an estimated 22 investigational BSP devices at hospitals.  The completion of this initial step is projected to allow Freshmedx to achieve the first sale of its product in the U.S.  Once the Company’s U.S. FDA 510 (k) de novo petition is granted, it plans to convert hospitals with investigational placements of its diagnostic to commercial installations selling its CB Test.

Next, the Company plans to launch its products in Mexico and Turkey.  The Company estimates that by early 2013, it will have invested an additional $0.5 million in the development of the Mexican and Turkish markets.  The Company projects that this amount is sufficient to complete initial clinical validation and secure a local distribution partner together with national regulatory and pricing approvals.

Finally, the Company plans to complete a scaled commercial rollout, beginning in late 2013, following any revenue in the U.S. and initial international markets.  At this time, the Company plans to build working capital, engage additional distributors, and hire additional sales, marketing, and customer service personnel for a projected $4.0 million.  During this time, Freshmedx plans to add about 90 new U.S. installations.  Following this final step, the Company expects to be cash flow positive unless new, additional international markets present opportunity for additional investments.

The financing required to execute these steps will be approximately $2.0 million over the next twelve months of operation.

The Company intends to fund the BMC patent purchase through the private placement of shares of the Company’s common stock. The cash requirements for the transaction are disclosed in Note 9 of the Financial Statements included herein.

The amount of funds needed for compliance with the Company’s obligations under the federal securities laws is approximately $39,500 per year. This includes an estimate of $7,500 for ongoing Edgar and XBRL filing fees, $2,000 for transfer agent fees, and $30,000 for preparation and audit of the company’s financial statements.

Off Balance Sheet Arrangements

The Company has not had any off balance sheet arrangements.

Item 3.

Properties.

The Company currently maintains a corporate office at 757 East South Temple, Suite 150, Salt Lake City, Utah 84102. The Company leases this property for $2,066 a month. The term of lease is for 3 years, but may be canceled with 90 days of written notice if the Company outgrows the current leased premises. This location is approximately 2,500 square feet of office space. The Company feels this space is sufficient until the Company commences full operations.

Item 4.

Security Ownership of Certain Beneficial Owners and Management.

The following table lists, as of February 7, 2012, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using beneficial ownership‚ concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 10,421,718 shares of our common stock issued and outstanding as of February 7, 2012. In addition, as of February 7, 2012, there were 416,337 warrants for the purchase of Common Stock outstanding. We do not have any outstanding options, or other securities exercisable for or convertible into shares of our common stock.  Unless otherwise indicated, the address of each person listed is care of Fresh Medical Laboratories, Inc., 757 East South Temple, Suite 150, Salt Lake City, Utah 84102.

Name of Beneficial Owner	Title Of Class	Amount and Nature of Beneficial Ownership	Percent of Class	Warrants (Shares)

William A. Fresh, Director	Common	2,019,417 (1)	19.38%	108,361 (1)(2)
Steven C. Eror, Chief Executive Officer and Director	Common	1,112,006 (1)	10.67%
Robert W. Raybould, Director	Common	721,667 (1)	6.92%
Nate Wade, Director	Common	576,384 (1)	5.53%	75,000 (1)(2)
Jeff Roundy	Common	561,263 (1)	5.39%	40,000 (1)(2)
Dennis Tulane, Director	Common	380,835 (1)	3.65%	32,454 (1)(2)
Michael Garff, Chief Operating Officer	Common	375,000 (1)	3.60%
Karleen Callahan, Vice President, Clinical Affairs	Common	165,000 (1)	1.58%
Wayne Adams, Director	Common	130,000 (1)	1.25%
John Hollberg, Vice President, U.S. Sales and Marketing	Common	0	0.00%
Total Officers and Directors	Common	6,041,572 (2)	57.97%(2)	255,815 (2)

(1)

The amount of shares included on this table includes those shares owned by the beneficial owner’s spouse, and entity or trust controlled by the beneficial owner, or owned by another person in the owner’s household.

(2)

If all of the warrants are exercised, the officers and directors as a whole will hold 6,297,387 shares of the Company’s common stock, representing approximately 60.54% of the shares issued and outstanding.

Item 5.

Directors and Executive Officers.

Directors and Executive Officers

Set forth below are the names, ages and present principal occupations or employment, and material occupations, positions, offices or employments for the past five years of our current Directors and executive officers. Unless otherwise indicated, the address of each person listed is care of Fresh Medical Laboratories, Inc., 757 East South Temple, Suite 150, Salt Lake City, Utah 84102.

Name and Business Address	Age	Position
Steven Eror	58	President, Chief Executive Officer, and Director
Michael Garff	28	Chief Operating Officer
Karleen Callahan	64	Vice President, Clinical Affairs
John Hollberg	41	Vice President, U.S. Sales and Marketing
Wayne Adams	56	Director
Nate Wade	83	Director
Dennis Tulane	50	Director
Robert Raybould	75	Director
William Fresh	83	Director

Steven C. Eror, age 58.  Mr. Eror has 25 years of executive experience in the following areas: medical device, drug development, molecular modeling, biopharmaceuticals, information technology and manufacturing in public, private and emerging companies.  He became Co-founder, CEO, President and Director of Freshmedx in February 2005.   Mr. Eror has served as CEO of MacroMed, Inc. (which focuses on injectable and oral drug delivery, breast and esophageal cancer therapeutics, analgesics and immunotherapy).  He also served as the chief executive officer of Consonus (an IT application service provider with operations throughout the western U.S.), Mr. Eror served as CEO.  Mr. Eror was the chief financial officer of Pharmadigm (focusing on injectable anti-inflammatory for severe burns, asthma and wound healing).  Prior to this, he was a chief financial officer of Evans and Sutherland Computer Corporation NASDAQ:ESCC, a company which focuses on simulation technology including molecular modeling.  In addition, he has held senior development, financial and management positions at Guardian Industries and Ford Motor Company.   Occasionally, he serves as an adjunct Professor of Finance at the David Eccles Graduate School of Business, University of Utah where he received a BA in Economics and French and an MBA.   The Company believes that Mr. Eror’s business education, expertise, and extensive executive experience in the biotechnology industry makes him a valuable member of the Company’s board of directors.

Michael Garff, age 28. Mr. Garff joined Freshmedx as Chief Operating Officer in May 2009 from the Pierre Lassonde New Venture Development Center where he served as a Director from 2007 to 2009 .. Previously, Mr. Garff was a project manager at US Bank from 2005 to 2008 and a business analyst for the Biomedical Informatics Department of the University of Utah from 2008 to 2009 .. Mr. Garff received his Bachelor’s degree and MBA from the University of Utah.

Karleen Callahan, RPh, PhD, age 64. Dr. Callahan joined Freshmedx in February 2006 as its Vice President, Clinical Affairs responsible for initial clinical strategy and operations. She has over 25 years of experience in diagnostic and clinical research at NPS Pharmaceuticals, the University of Utah Health Sciences Division, PPD Pharmaco, CTI, MacroMed, and the University of Texas Health Science Center. Dr. Callahan earned a degree in Pharmacy from the University of Utah and received her Ph.D. in Pharmacology from the University of Texas. Dr. Callahan received post-doctoral training at the University of Washington School of Medicine in the Department of Internal Medicine. Throughout her career she has focused on breast, esophageal, and lung cancer.

John Hollberg, age 41. Mr. Hollberg joined Freshmedx in March of 2012 and has over 15 years of medical device sales experience. Mr. Hollberg was a national account sales director at Kentic Concepts Incorporated from 2006 to 2010 and at Stryker Orthepedics from 2010 to 2012. He was also national accounts manager at BREG, an orthopedic bracing and pain management company. He is a graduate of the University of Utah, where he received his degree in Organizational Communication and Marketing.

Nathan L. Wade, age 83. Mr. Wade has been an investor in Freshmedx since its inception and became a Director of Freshmedx in November 2010.  Mr. Wade was appointed Chairman of the Board of Directors of Nevada Chemicals Company NYSE:NCEM in January 2000. Mr. Wade served as a director of Nevada Chemicals from June 1989 until 2009. Since 1953 he has been a Director and principal owner of Nate Wade Subaru., a Salt Lake City, Utah automobile dealership for new and used automobiles. Due to Mr. Wade’s experience as a director of a NYSE-listed company, the Company was led to the conclusion that Mr. Wade should serve as a director of the Company.

Wayne Adams, MD, age 56.  Dr. Adams has served as a Director of Freshmedx since its inception in February 2005 and as a member of its Medical Advisory Board.  He has served as a radiologist at Mountain Medical Physician Specialists since 1999 .. Dr. Adams received his MD from University of Cincinnati College of Medicine with graduate research work in Toxicology. Dr. Adams completed residency in radiology and subsequently completed a fellowship in nuclear medicine. He is a member of the American College of Radiology and the Society of Nuclear Medicine. Dr. Adams’ extensive medical expertise and experience qualifies him to serve as a director of the Company.

Robert W. Raybould, age 73.  Mr. Raybould has served as a Director of Freshmedx since January of 2012.  Mr. Raybould began his career in the U.S. Army and Eastman Kodak and became a financial planner.  In 1971, he co-founded Realvest, a real estate investment company and then sold its holdings between 1981 and 1984.  Realvest again syndicated real estate in the early 90’s and sold in 1997.  In 1987, Mr. Raybould assisted in founding TRI Capital Corporation, a mortgage-banking firm and served as a member of its board of directors until 2005.  In 1995 he assisted in the formation of DTM Research, LLC in 1995 and served as Chairman of the Board from its formation until 2006.  In 1999 He founded Greenhill Financial and served as one of its managing partners until 2006.  During that time the firm became Arlington Value Capital, LLC.   From 2007 to present, Mr. Raybould has been actively investing in companies.   Mr. Raybould holds a BS in Banking and Finance and an MBA from the University of Utah.  Due to Mr. Raybould’s successful financial, entrepreneurial and business experience , the Company was led to the conclusion that Mr. Raybould should serve as a director of the Company.

Dennis Tulane, age 50.  Mr. Tulane has served as a Director of Freshmedx since July 2011.  Currently he is a Managing Partner for Corradiance, LLC, a Management and IT consulting firm he co-founded in 1998 that specializes in providing Information Technology Management, Business Consulting, and Program Management to clients in a variety of industries including Retail Food and Drug, Banking, Airlines, Education and Software Development.  Prior to founding Corradiance, LLC, Dennis worked as a Senior Systems Engineer with Electronic Data Systems and held various Technical and Management positions with Smith’s Food and Drug Centers, American Stores, and AG Consulting.   He has a Bachelor of Arts degree in Computer Science from Utah State University and has worked in Information Technology for over 25 years.  Dennis was a former member of the Board of Director with Browz, Inc.  Due to Mr. Tulane’s experience in the technology industry, the Company was led to the conclusion that Mr. Tulane should serve as a director of the Company.

William Fresh, age 83. Mr. Fresh co-founded and has served as a Director and later Chairman of the Board since the Company’s launch.  Mr. Fresh is an entrepreneur/investor with 40 years investing in high tech and biotech industries.  Mr. Fresh founded Browz, Inc., which developed the Browz DbSP Technology, a compliance database for suppliers, vendors, and contractors.  He was co-founder, Chairman, and CEO of Fresh Test Technology Corporation and since its acquisition, he served as Director of Cerprobe, Chairman for Fresh Technology, Director for Sento Corp. and EFI Electronics Corporation. Mr. Fresh is also the Chairman and CEO of Orem Tek Development Corp, a business park development company.  Although Freshmedx bears Mr. Fresh’s name, his involvement is as Chairman of the Board of Directors.  Due to Mr. Fresh’s extensive executive and entrepreneurial experience in the biotechnology industry , the Company was led to the conclusion that Mr. Fresh should serve as a director of the Company.

Steven C. Eror is the father-in-law of Michael Garff. Other than that, there are no familial relationships among any of our officers or directors.  None of our directors or officers is a director in any other reporting companies.    The Company is not aware of any proceedings to which any of the Company‚ officers or directors, or any associate of any such officer or director, is a party adverse to the Company or any of the Company‚ subsidiaries or has a material interest adverse to it or any of its subsidiaries.

Board Composition

Our bylaws provide that the Board of Directors shall consist of one or more members. Each director of the Company serves for a term of one year or until the successor is elected at the Company’s annual shareholders’ meeting and is qualified, subject to removal by the Company’s shareholders. Each officer serves, at the pleasure of the Board of Directors, for a term of one year and until the successor is elected at the annual meeting of the Board of Directors and is qualified.

Involvement in Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Item 6.

Executive Compensation.

Summary Table. The following table sets forth information concerning the annual and long-term compensation awarded to, earned by, or paid to the named executive officer for all services rendered in all capacities to our company, or any of its subsidiaries, for the years ended December 31, 2010 and 2011:

Compensation Table for Executives

Name & Principal Position	Year	Salary ($)	Bonus	Stock Awards ($)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total ($)

Steven C. Eror,	2010	$225,000	$0	$207,900	$0	$0	$0	$432,900
President	2011	$225,000	$0	$100,000	$0	$0	$0	$325,000

Michael Garff,	2010	$90,000	$0	$48,750	$0	$0	$0	$138,750
Chief Operating Officer (1)	2011	$95,833	$0	$37,500	$0	$0	$0	$133,333

Karleen Callahan, Vice President Clinical Affairs	2010 2011	$4,000 $26,261	$0 $0	$0 $7,500	$0 $0	$0 $0	$0 $0	$4,000 $33,761

(1)

Regarding Mr. Michael Garff’s salary, an increase to $100,000 annually stated in Exhibit 10.3 was effective June 1, 2011.

Employment Agreements

The Company has an employment contract with Steven C. Eror, its chief executive officer, which provides for an annual salary totaling $225,000 and a bonus of up to 50% of base salary, contingent on the Company’s results of operations and the chief executive officer’s performance, as determined by the Board of Directors. The employment contract also has customary provisions for other benefits and includes non-competition and non-solicitation clauses. The employment contract expired January 2011, at which time it was renewed through January 2013. This employment contract provides for severance pay equal to one year’s base salary in the event of termination without cause as defined in the agreement.

The Company has an employment contract with Michael Garff, its chief operating officer, which provides for an annual salary totaling $100,000 plus an incentive bonus contingent on the Company’s results of operations and the chief operating officer’s performance, as determined by the Board of Directors. The employment contract also has customary provisions for other benefits and includes non-competition and non-solicitation clauses. The employment contract was executed June 1, 2011, and has a term of two years.

The Company has no other formal employment agreements.

Compensation of Directors

Summary Table. The following table sets forth information concerning the annual and long-term compensation awarded to, earned by, or paid to the named Director for all services rendered in all capacities to our company, or any of its subsidiaries, for the year ended December 31, 2011:

Compensation Table for Directors

Name &Principal Position	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)

Steven C. Eror, President	2011	$225,000	$100,000	$325,000
Nathan L. Wade, Director	2011	$0	$0	$0
Wayne Adams, Director	2011	$0	$0	$0
Dennis Tulane, Director	2011	$0	$0	$0
Robert Raybould, Director	2011	$0	$60,000(1)	$60,000
William Fresh	2011	$0	$0	$0

(1)  The Company’s notes to their financial statements state that the Company issued a total of 200,000 shares of common stock at $0.30 per share as compensation for consulting services and compensation to a newly appointed director.  This amount is reflected here.

Compensation Committee Interlocks and Insider Participation

The Company’s compensation committee consists of Steven Eror, Bill Fresh, and Denis Tulane. Mr. Tulane was appointed to the Compensation Committee in July 2011. Prior to that time, Mr. Fresh and Mr. Eror were the only committee members. Mr. Eror is currently an officer of the Company, and Mr. Fresh is a former officer of the Company. Each of the Compensation Committee Members is an affiliate of the Company and their shareholdings are listed in the tables about. Further, Mr. Fresh is involved in certain Related Party Transactions identified in Item 7 below.

Item 7.

Certain Relationships and Related Transactions, and Director Independence.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system which has a requirement that a majority of directors be independent. Our board of directors has undertaken a review of the independence of each director by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Our board of directors determined that the Company does not have any independent directors. These definitions are not available to security holders on the registrant’s Web site.

Related Transactions

The Company entered into certain transactions with related parties during the fiscal years ended December 31, 2009, 2010 and 2011. These transactions consist mainly of financing transactions and consulting arrangements.  Transactions with related parties are reviewed and approved by the disinterested members of the Board of Directors.

Related-Party Notes Payable

During the years ended December 31, 2007 and 2008, the Company issued notes payable to a William Fresh, Chairman and Director of the Company, for $610,000.The notes were due on demand and bore interest at rates ranging from 10% to 15% per annum. During the year ended December 31, 2009, the Company issued additional notes payable to the same director for $140,000. These notes were due on demand and bore interest at 15% per annum. In November 2009, the same director acquired $76,218 of a note payable and related accrued interest from another lender to the Company. This note payable bore interest at 15% per annum and was due on demand. As of December 31, 2009, the Company had notes payable to the director of $826,218 that bore interest at rates ranging from 10% to 15%, that were due on demand and that had accrued $55,312 of unpaid accrued interest.

During the year ended December 31, 2010, the board of directors authorized the conversion of $137,305 of principal on notes payable and related accrued interest owed to Mr. Fresh into 274,611 shares of common stock and warrants to purchase 54,922 shares of common stock. The Company recognized the common stock and the warrants issued at their fair values on the date issued, which totaled $138,623. During the year ended December 31, 2010, the remaining $700,000 of outstanding notes payable owed to Mr. Fresh were consolidated into one note, the Principal Loan Agreement, dated November 19, 2010.  Under this agreement, both Mr. Fresh and the Company desired to convert all previous demand notes into one note.  This agreement represents the aggregate principal of the demand notes, and not the aggregate accrued interest (this was consolidated in a separate agreement and is hereinafter discussed). This agreement provides for quarterly payments due August 19, 2012, November 19, 2012, February 19, 2013, and May 19, 2013.

Interest owed on the demand notes payable of $99,970 was also capitalized into a note payable, the Deferred Interest Loan Agreement, dated November 19, 2010. This agreement represents the aggregate accrued interest of the demand notes, and not the aggregate principal.  Under this agreement, Mr. Fresh agreed to the cancellation of all previous demand notes.  This agreement matures May 18, 2012, and there is no prepayment penalty.

As of December 31, 2010 the Company had $799,970 of notes payable to Mr. Fresh at interest rates of 11.07% with $10,190 of accrued interest.  As of September 30, 2011, the Company had $799,970 of notes payable to Mr. Fresh with $76,426 of accrued interest.  As of December 31, 2011, this amount of accrued interest had increased to $98,747.

In 2008, the Company issued three notes payable to Brett Error, a nephew of Steven C. Eror, President and CEO of the Company, with principal balances of $100,000, $75,000 and $25,000 outstanding with maturity dates of September 4, 2010, January 12, 2011 and April 16, 2011, respectively, all at 15% interest rate.  The notes were issued with a guaranteed origination fee of 20% of the face value of the notes, payable in warrants to purchase common stock. During 2009 the Company issued 20,000, 15,000 and 5,000 warrants with a $0.01 strike price in exchange for the $20,000, $15,000, and $5,000 loan origination liability recognized on the issuance of the notes respectively.  The company recognized a gain of $19,570 on the issuance of the warrants to extinguish the loan origination liability based on the difference between the liability and the calculated grant date fair value of the warrants issued (see Note 5).  During 2009 the company issued the note-holder 30,000 warrants to extend the maturity of the notes.  The fair value of the warrants issued on extension was calculated to be $14,762, which was recognized as interest expense over the new life of the notes.  During 2010 the Company borrowed an additional $65,000 with a January 25, 2011 maturity date at 15% from the same related party and issued 15,000 shares of common stock with a grant date fair value of $9,750. The Company recognized the relative fair value of the stock of $8,478 as a discount on the note payable and recognized the discount over the life of the note. These notes are secured by all of the assets of the Company. Accrued interest on these notes totaled $72,220 and $33,164 as of December 31, 2010 and 2009, respectively.

On June 30, 2011, the Company consolidated the notes plus $91,932 of accrued interest into one note payable at 15% interest with a maturity date of December 31, 2012. The Company issued 50,000 shares of its common stock to Mr. Error as consideration for consolidating the notes payable. The shares were valued at $25,000 and were recorded as a debt discount on the new note to be amortized over the life of the Note. The Company recognized $4,182 of accretion expense on the note during the nine months ended September 30, 2011.  As of September 30, 2011, the Company owed $13,348 in accrued interest to Mr. Error.  As of December 31, 2011, this amount of accrued interest had increased to $26,843.

At December 31, 2009, the Company had a $76,218 note at 15% interest rate to Dennis Tulane, an affiliated shareholder of the Company.  During the year ended December 31, 2010, the board of directors authorized the conversion of $81,135 of principal and accrued interest into 162,270 shares of common stock and warrants to purchase 32,454 shares of common stock. The grant date fair value of the stock and warrants issued totaled $81,915 and the Company recorded a loss on extinguishment of debt of $780 on the issuance.

At December 31, 2009, the Company had a $25,000 note at 15% interest rate to William Fresh.  During the year ended December 31, 2010, the board of directors authorized the conversion of $26,304 of principal and accrued interest into 52,610 shares of common stock and warrants to purchase 10,522 shares of common stock. The grant date fair value of the stock and warrants issued totaled $26,575.

Subsequent Events

In January 2012, the Company entered into an agreement with Headwaters BD, LLC (“Headwaters”), to raise capital for the Company. Headwaters will receive a monthly retainer of $9,500 for six months in addition to a fee of 9.8% of funds raised. The agreement allows the Company to pursue bridge financing of up to $1,500,000 for 18 months at 8%, which the Company plans on pursuing.

In January 2012 , the Company entered into a letter of intent to purchase the patents and trade secrets of BioMeridian Corporation subject to BioMeridian Corporation shareholder approval. Upon close, BioMeridian will receive (a):1,200,000 shares of the Company's Common Stock; (b) $25,000 cash to cover BioMerdian's transaction expenses; (c) $1,000,000 in a convertible debenture at 8% with a 36 month maturity. A principal payment of $250,000 is due within 75 days from the effective date of the agreement.

Item 8.

Legal Proceedings.

We know of no existing or pending legal proceedings against us, nor are we involved as a plaintiff in any proceeding or pending litigation. There are no proceedings in which any of our directors, officers or any of their respective affiliates, or any beneficial stockholder, is an adverse party or has a material interest adverse to our interest.

Item 9.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a)

Market Information.

There is no public market for the Company’s common stock.

(b)

Holders.

As of April 7, 2012, there were 10,421,718 common shares issued and outstanding, which were held by 455 stockholders of record. Once this registration statement has been effective for 90 days, then all shares that are not held by affiliates of the Company will be able to sell their shares as long as they have been held for longer than six months, according to market conditions and if a market develops.

(c)

Warrants

As of February 7, 2012, there were 416,337 warrants for the purchase of Common Stock outstanding (“Warrants”). The Warrants bear a weighted average remaining contractual life of 8 years and have a weighted average exercise price of $0.45.

Other than as listed above, there are no warrants, options or other convertible securities outstanding.

(d)

Dividends.

We have not declared or paid dividends on our common stock since our formation, and we do not anticipate paying dividends in the foreseeable future.  Declaration or payment of dividends, if any, in the future, will be at the discretion of our Board of Directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board of Directors.  There are no contractual restrictions on our ability to declare or pay dividends.

(e)

Securities Authorized for Issuance under Equity Compensation Plans.

We do not have any compensation plan under which equity securities are authorized for issuance.

Item 10.

Recent Sales of Unregistered Securities.

Common Stock

These below listed issuances of unregistered securities were exempt pursuant to Section 4(2) of the Securities Act, in which there was no advertising and no commissions paid.  Furthermore, no underwriters were used in connection with the above issuances. Accordingly, the stock certificates representing these shares were issued with restrictive legends indicating that the shares have not been registered and may not be traded until registered or otherwise exempt.  All of the investors are qualified investors as defined under the Securities Act.

On March 4, 2009, the Company issued 300,000 shares of common stock to the Autumn Family Limited Partnership for cash consideration of $150,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 27, 2009, the Company issued 10,000 shares of common stock to William H. Taylor for cash consideration of $5,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 27, 2009, the Company issued 10,000 shares of common stock to Stephanie H. Taylor for cash consideration of $5,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 18, 2009, the Company issued 150,000 shares of common stock to William A. Fresh for cash consideration of $75,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 29, 2009, the Company issued 200,000 shares of common stock to the Autumn Family Limited Partnership for cash consideration of $75,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 16, 2009, the Company issued 62,000 shares of common stock to William H. Taylor for cash consideration of $31,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 16, 2009, the Company issued 13,000 shares of common stock to Stephanie H. Taylor for cash consideration of $6,500.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 16, 2009, the Company issued 9,000 shares of common stock to Irving Monclova for the extension of debt for consideration of $5,850.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 30, 2009, the Company issued 40,000 shares of common stock to William H. Taylor for cash consideration of $26,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On October 2, 2009, the Company issued 18,461 shares of common stock to William H. Taylor for cash consideration of $12,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On November 27, 2009, the Company issued 38,462 shares of common stock to Mark R. Bitner for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On December 11, 2009, the Company issued 3,077 shares of common stock to Scott Halford for cash consideration of $1,850.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On December 11, 2009, the Company issued 25,000 shares of common stock to Jill S. Johnson for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On December 22, 2009, the Company issued 7,700 shares of common stock to Vivian Wayment for cash consideration of $5,005.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On January 6, 2010, the Company issued 18,039 shares of common stock to American Pension Services, Inc. for cash consideration of $11,725.

On February 27, 2010, the Company issued 46,154 shares of common stock to Rex Curtis and Connie Fresh for cash consideration of $30,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On March 18, 2010, the Company issued 8,000 shares of common stock to Douglas and Vicki Younker for cash consideration of $5,200.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 2, 2010, the Company issued 50,000 shares of common stock to Nate Wade for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 2, 2010, the Company issued 50,000 shares of common stock to the N & B Family LTD Partnership for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 6, 2010, the Company issued 50,000 shares to Russell M. Ballard for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 19, 2010, the Company issued 50,000 shares of common stock to Brad Brower for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 30, 2010, the Company issued 50,000 shares of common stock to Paul Clayton for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 26, 2010, the Company issued 150,000 shares of common stock to Vanessa Laurella for cash consideration of $75,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 26, 2010, the Company issued 50,000 shares of common stock to Carl Laurella for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 26, 2010, the Company issued 80,000 shares of common stock to Jeffry Roundy for cash consideration of $40,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 26, 2010, the Company issued 50,000 shares of common stock to Cynthia Roundy for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 27, 2010, the Company issued 70,000 shares of common stock to Jeffry Roundy for cash consideration of $35,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On July 12, 2010, the Company issued 274,611 shares of common stock to William A. Fresh for the conversion of debt for consideration of $138,624.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On July 12, 2010, the Company issued 162,270 shares of common stock to Dennis Tulane for the conversion of $81,915 worth of a convertible note.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On July 12, 2010, the Company issued 52,610 shares of common stock to Irving Monclova for the conversion of $26,575 worth of a convertible note.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 9, 2010, the Company issued 50,000 shares of common stock to Nate Wade for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 9, 2010, the Company issued 50,000 shares of common stock to the N & B Family LTD Partnership for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On October 5, 2010, the Company issued 100,000 shares of common stock to the M. Russell Ballard Trust for cash consideration of $50,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On October 6, 2010, the Company issued 50,000 shares of common stock to the N & B Family LTD Partnership for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On January 21, 2011, the Company issued 50,000 shares of common stock to the N & B Family LTD Partnership for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On January 31, 2011, the Company issued 10,000 shares of common stock to Leonard Jaffe for cash consideration of $6,500.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On March 18, 2011, the Company issued 50,000 shares of common stock to the N & B Family LTD Partnership for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 1, 2011, the Company issued 10,000 shares of common stock to Wayne Adams for cash consideration of $5,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 12, 2011, the Company issued 40,000 shares of common stock to Robert Raybould for cash consideration of $20,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 12, 2011, the Company issued 60,000 shares of common stock to SDT, Inc. for cash consideration of $30,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 26, 2011, the Company issued 47,930 shares of common stock to Jeffrey J. Roundy for cash consideration of $23,965.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 26, 2011, the Company issued 30,000 shares of common stock to Carl Laurella for cash consideration of $15,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 26, 2011, the Company issued 20,000 shares of common stock to Cynthia Roundy for cash consideration of $10,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 26, 2011, the Company issued 50,000 shares of common stock to William A. Santisteven for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 3, 2011, the Company issued 100,000 shares of common stock to Robert Raybould for cash consideration of $50,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 15, 2011, the Company issued 50,000 shares of common stock to Lloyd Hansen for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 30, 2011, the Company issued 50,000 shares of common stock to Brett M. Error as consideration of $25,000 for an extension of a note payable.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 30, 2011, the Company issued 83,333 shares of common stock to Robert Raybould for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 30, 2011, the Company issued 43,333 shares of common stock to Robert Raybould for cash consideration of $13,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On July 26, 2011, the Company issued 50,000 shares of common stock to Robert Raybould for cash consideration of $15,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On August 2, 2011, the Company issued 25,000 shares of common stock to SDT, Inc. for cash consideration of $7,500.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On August 5, 2011, the Company issued 37,500 shares of common stock to SDT, Inc. for cash consideration of $11,250.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On August 5, 2011, the Company issued 20,833 shares of common stock to SDT, Inc. for cash consideration of $6,250.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On August 8, 2011, the Company issued 20,000 shares of common stock to Rex Curtis and Connie Fresh for cash consideration of $10,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 1, 2011, the Company issued 83,333 shares of common stock to the N & B Family LTD Partnership for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 16, 2011, the Company issued 70,000 shares of common stock to Robert Raybould for cash consideration of $21,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 19, 2011, the Company issued 233,333 shares of common stock to Jeffry Roundy for the conversion of $70,000 worth of a convertible note payable.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 19, 2011, the Company issued 83,333 shares of common stock to Nate Wade for the conversion of $25,000 worth of a convertible note payable.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 20, 2011, the Company issued 50,000 shares of common stock to Jeffry Roundy for cash consideration of $15,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 23, 2011, the Company issued 66,667 shares of common stock to Robert Raybould for cash consideration of $20,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On November 22, 2011, the Company issued 83,333 shares of common stock to the N & B Family for cash consideration of $25,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On January 4, 2012, the Company issued 200,000 shares of common stock to Jeff & Cynthia Roundy TIC for $60,000.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  These shares were the last installment of a stock subscription receivable signed on September 19, 2011, and paid on January 4, 2012.

On February 24, 2012, Bill Fresh requested that 40,000 shares of his common stock be canceled and reissued to Katharine Dietz and Kristin Boatright.  On February 24, 2012, the Company issued 20,000 shares of common stock to Katharine Dietz.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.  On February, 24, 2012, the Company issued 20,000 shares of common stock to Kristin Boatright.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Warrants

These below listed issuances of unregistered securities were exempt pursuant to Section 4(2) of the Securities Act, in which there was no advertising and no commissions paid.  Furthermore, no underwriters were used in connection with the above issuances.  Accordingly, the stock certificates representing these shares were issued with restrictive legends indicating that the shares have not been registered and may not be traded until registered or otherwise exempt.  All of the investors are qualified investors as defined under the Securities Act.

On April 10, 2009, the Company issued 50,000 warrants to Brett M. Error as consideration for the extension of debt, exercisable at $1.00.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On July 12, 2009, the Company issued 15,000 warrants to Brett Error as consideration for the extension of debt, exercisable at $1.00.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On October 15, 2009, the Company issued 5,000 warrants to Brett Error as consideration for the extension of debt, exercisable at $1.00.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 6, 2010, the Company issued 10,000 warrants to Nathan Wade in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 6, 2010, the Company issued 10,000 warrants to the N & B Family LTD Partnership in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 6, 2010, the Company issued 10,000 warrants to the M. Russell Ballard Trust in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 19, 2010, the Company issued 10,000 warrants to BB & GC Enterprises, LLC in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 26, 2010, the Company issued 10,522 warrants to Irving Monclova as consideration for the extinguishment of debt, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On April 30, 2010, the Company issued 10,000 warrants to Paul N. Clayton in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 30, 2010, the Company issued 30,000 warrants to MLPF&S Cust. FOB Vanessa Laurella RRA connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 30, 2010, the Company issued 10,000 warrants to MLPF&S Cust. FOB Carl Laurella RRA in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 30, 2010, the Company issued 10,000 warrants to MLPF&S C/F Cynthia S. Roundy RRA in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 30, 2010, the Company issued 16,000 warrants to MLPF&S C/F Jeffry J. Roundy RRA in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 30, 2010, the Company issued 14,000 warrants to Jeff Roundy & Cynthia S. Roundy TIC in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 1, 2010, the Company issued 22,468 warrants to William A & Reva Luana Fresh Charitable Remainder Unitrust as consideration for the extinguishment of debt, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 1, 2010, the Company issued 32,454 warrants to the William Fresh Family Trust as consideration for the extinguishment of debt, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On June 1, 2010, the Company issued 32,454 warrants to SDT, Inc. as consideration for the extinguishment of debt, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 9, 2010, the Company issued 10,000 warrants to Nathan Wade in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On September 9, 2010, the Company issued 10,000 warrants to the N & B Family LTD Partnership in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On October 5, 2010, the Company issued 20,000 warrants to the M. Russell Ballard Trust in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On October 6, 2010, the Company issued 10,000 warrants to the N & B Family LTD Partnership in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On January 12, 2011, the Company issued 10,000 warrants to the N & B Family LTD Partnership in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On March 18, 2011, the Company issued 15,000 warrants to the N & B Family LTD Partnership in connection with a stock purchase, exercisable at $0.45.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On March 3, 2009 the Company issued 15,000 warrants to Jim Solomon as consideration for services performed exercisable at $.50.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

On May 27, 2009 the Company issued 10,000 warrants to Jim Solomon as consideration for services performed exercisable at $.50.  The issuance of such securities was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Item 11.

Description of Registrant’s Securities to be Registered.

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Certificate of Incorporation, which has been filed as an exhibit to this registration statement.

Our authorized capital stock consists of 30,000,000 shares, of which 20,000,000 are shares of Common Stock, $.001 par value (“Common Stock”), and 10,000,000 are shares of Preferred Stock, $.001 par value (“Preferred Stock”).

Common Stock

We are not registering shares of our common stock. We are authorized to issue 20,000,000 shares of common stock, par value $0.001, of which 10,421,780 shares are issued and outstanding as of February 10, 2012.  Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights. There is no provision in our Certificate of Incorporation or By-laws that would delay, defer, or prevent a change in control of our Company.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Transfer Agent

The Company acts as its own transfer agent but intends to retain a third party professional for this service as soon as practicable.

Item 12.

Indemnification of Directors and Officers.

Our officers and directors are indemnified as provided by the Delaware Revised Statutes and our Certificate of Incorporation.

Under the Delaware Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s Certificate of Incorporation. Our Certificate of Incorporation does not specifically limit our directors’ immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our Certificate of Incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law, (b) the proceeding was authorized by our board of directors, (c) is provided by us, in our sole discretion, pursuant to the powers vested in us under Delaware law or (d) is required to be made pursuant to the bylaws.

Item 13.

Financial Statements and Supplementary Data.

FRESH MEDICAL LABORATORIES, INC.

(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

December 31, 2011 and 2010

FRESH MEDICAL LABORATORIES, INC.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-3

Balance Sheets, December 31, 2011 and 2010	F-4

Statements of Operations for the Years Ended December 31, 2011 and 2010, and for the Period from
November 22, 2004 (Date of Inception) through December 31, 2011	F-5

Statements of Stockholders’ Deficit for the Period from November 22, 2004 (Date of Inception) through
December 31, 2009, and for the Years Ended December 31, 2010, and 2011	F-6

Statements of Cash Flows for the Years Ended December 31, 2011 and 2010, and for the Period from
November 22, 2004 (Date of Inception) through December 31, 2011	F-7

Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders

Fresh Medical Laboratories, Inc.

We have audited the accompanying balance sheets of Fresh Medical Laboratories, Inc. (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and for the period from November 22, 2004 (date of inception) through December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fresh Medical Laboratories, Inc. (a development stage company) as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended and for the period from November 22, 2004 (date of inception) through December 31, 2011, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage and during the years ended December 31, 2011 and 2010, it incurred losses from operations and had negative cash flows from operating activities. As of December 31, 2011, the Company had negative working capital and a capital deficit. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ HANSEN, BARNETT & MAXWELL, P.C.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah

April 6, 2012

Fresh Medical Laboratories, Inc.

(A Development Stage Company)

Balance Sheets

	December 31,
	2011	2010

Current Assets
Cash	$-	$6,532
Accounts receivable	-	108,346
Receivable from shareholder	60,000	-
Total Current Assets	60,000	114,878
Total assets	$60,000	$114,878

Current Liabilities
Accounts payable	$89,468	$97,200
Checks written in excess of bank balance	3,592	-
Related-party payable	12,007	3,700
Accrued liabilities	187,937	35,414
Related-party notes payable, net of unamortized discount of $16,636 and $604, respectively	790,266	264,397
Total Current Liabilities	1,083,270	400,711
Long-Term Related-party notes payable, net of current portion	350,000	799,970
Total Liabilities	1,433,270	1,200,681
Commitments and contingencies (Notes 7, 8 and 9)
Stockholders' deficit:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued	-	-
Common stock, $0.001 par value; 20,000,000 shares authorized;10,421,718 shares and 8,188,251 shares outstanding, respectively	10,421	8,188
Additional paid-in capital	4,443,897	3,578,344
Deficit accumulated during the development stage	(5,827,588)	(4,672,335)
Total Stockholders' Deficit	(1,373,270)	(1,085,803)
Total Liabilities and Stockholders' Deficit	$60,000	$114,878

The accompanying notes are an integral part of these financial statements.

Fresh Medical Laboratories, Inc.

(A Development Stage Company)

Statements of Operations

	For the Years Ended		For the Period from November 22, 2004 (Date of Inception) Through December 31, 2011
	December 31,
	2011	2010

Revenue from operations	$-	$-	$-
Licensing income	-	100,000	100,000
Total income	-	100,000	100,000

Research and development expense	639,750	805,526	4,325,272
General and administrative expense	377,367	491,906	1,257,442
Total expenses	1,017,117	1,297,432	4,325,272

Loss from operations	1,017,117	(1,197,432)	(5,482,714)

Other income and (expense)
U.S. Government grant income	-	244,479	249,479
Gain on extinguishment of debt, net	-	(2,369)	17,201
Interest expense	(138,136)	(145,941)	(611,554)

Net loss	$1,155,253	$(1,101,263)	$(5,482,714)

Basic and diluted loss per share	$(0.13)	$(0.15)

Weighted-average common shares outstanding	9,197,255	7,367,847

The accompanying notes are an integral part of these financial statements.

Fresh Medical Laboratories, Inc.

(A Development Stage Company)

Statements of Stockholders' Deficit

For the Period from November 22, 2004 (Date of Inception) through December 31, 2009

And for the Years Ended December 31, 2010 and 2011

				Deficit
				Accumulated
			Additional	During the	Total
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	Deficit
Balance, November 22, 2004 (date of inception)	-	$ -	$ -	$ -	$ -
Common stock issued from November 22, 2004 (date of inception)
through December 31, 2005 for:
Compensation at $0.32 per share	320,000	320	102,080	-	102,400
Cash at $0.32 per share	1,770,017	1,770	563,230	-	565,000
Common stock issued during the year ended December 31, 2006 for:
Compensation at $0.32 per share	32,000	32	10,208	-	10,240
Cash at $0.32 per share	1,109,983	1,110	353,203	-	354,313
Common stock issued during the year ended December 31, 2007 for:
Compensation at $0.32 per share	363,385	363	115,920	-	116,283
Interest on notes payable at $0.32 per share	16,000	16	5,104	-	5,120
Issuance of 58,439 warrants for interest on notes payable; 2007	-	-	18,653	-	18,653
Common stock issued for compensation at $0.32 per share; 2008	300,000	300	95,700	-	96,000
Issuance of 30,000 warrants for compensation; 2008	-	-	4,153	-	4,153
Common stock issued for compensation at $.50 per share; 2009	302,000	302	39,098	-	39,400
Common stock issued for compensation at $0.65 per share; 2009	354,654	355	230,170	-	230,525
Common stock issued for extension of notes payable at $0.65
per share; 2009	9,000	9	5,841	-	5,850
Issuance of 40,000 warrants for settlement of loan origination fees; 2009	-	-	20,430	-	20,430
Issuance of 25,000 warrants for compensation; 2009	-	-	9,196	-	9,196
Issuance of 30,000 warrants for extension of notes payable; 2009	-	-	14,762	-	14,762
Common stock issued for cash at $0.50 per share; 2009	745,000	745	371,755	-	372,500
Common stock issued for cash at $0.65 per share; 2009	143,085	142	92,863	-	93,005
Common stock issued for cash at $0.60 per share; 2009	3,077	3	1,847	-	1,850
Conversion of accrued liabilities at $0.50 per share; 2009	294,652	295	147,031	-	147,326
Stock-based compensation; 2009	-	-	94,844	-	94,844
Net loss for the period from November 24 2004 (date of inception)
through December 31, 2009	-	-	-	(3,571,072)	(3,571,072)
Balance, December 31, 2009	5,762,853	5,762	2,296,088	(3,571,072)	(1,269,222)
Common stock issued for cash at $0.65 per share	72,193	72	46,853	-	46,925
Common stock and 180,000 warrants issued for cash at $0.50 per share	900,000	900	449,100	-	450,000
Common stock issued for compensation at $0.65 per share	688,397	688	56,770	-	57,458
Common stock issued for compensation at $0.43 per share	175,317	176	19,310	-	19,486
Common stock and 97,898 warrants issued for conversion of notes
payable and accrued interest at $0.50 per share	489,491	490	246,624	-	247,114
Common stock issued for cash at $0.57 per share	15,000	15	8,463	-	8,478
Common stock issued for extension of notes payable at $0.65 per share	15,000	15	9,735	-	9,750
Exercise of warrants	70,000	70	(70)	-	-
Stock-based compensation	-	-	445,471	-	445,471
Net loss	-	-	-	(1,101,263)	(1,101,263)
Balance, December 31, 2010	8,188,251	8,188	3,578,344	(4,672,335)	(1,085,803)
Common stock issued for cash at $0.65 per share	10,000	10	6,490	-	6,500
Common stock issued for cash at $0.50 per share	507,930	508	253,457	-	253,965
Common stock issued for cash and a $60,000 receivable from
a shareholder, at $0.30 per share	950,002	950	288,050	-	289,000
Common stock issued for extension of notes payable at $0.50 per share	50,000	50	24,950	-	25,000
Stock-based compensation	715,535	715	292,606	-	293,321
Net loss	-	-	-	(1,155,253)	(1,155,253)
Balance, December 31, 2011	10,421,718	$ 10,421	$ 4,443,897	$ (5,827,588)	$ (1,373,270)

The accompanying notes are an integral part of these financial statements.

Fresh Medical Laboratories, Inc.

(A Development Stage Company)

Statements of Cash Flows

			For the Period from November 22, 2004 (Date of Inception) Through December 31, 2011
	For the Years Ended
	December 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(1,155,253)	$(1,101,263)	$(5,827,588)
Adjustments to reconcile net loss to net cash used in operating activities:

Loss (gain) on extinguishment of debt	-	2,369	(17,201)
Stock-based compensation	293,321	522,415	1,524,627
Accretion of debt discount	8,968	10,161	71,603
Change in assets and liabilities
Accounts receivable	108,346	(108,346)	-
Accounts payable	(7,732)	35,612	89,468
Related-party payable	8,307	3,700	12,007
Accrued liabilities	244,454	79,193	603,434
Net cash used in operating activities	(499,589)	(556,159)	(3,543,650)
Cash flows from financing activities:
Issuance of common stock	489,465	496,925	2,373,058
Checks written in excess of bank balance	3,592	-	3,592
Proceeds from issuance of related-party notes payable and long-term debt
	-	65,000	1,192,000
Principal payments on related-party notes payable and long-term debt
	-	-	(25,000)
Net cash provided by financing activities	493,057	561,925	3,543,650
Net increase (decrease) in cash	(6,532)	5,766	-
Cash at beginning of period	6,532	766	-
Cash at end of period	$-	$6,532	$-
Supplemental disclosure of cash flow information:
Cash paid for interest	$-	$-
Supplemental disclosure of non-cash financing activities:
Accrued interest converted to note payable	$91,931	$99,970
Common stock and warrants issued for extension of debt	25,000	18,228
Long-term debt converted to common stock	-	247,114
Common stock issued for a receivable from shareholder	60,000	-

The accompanying notes are an integral part of these financial statements.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Organization – Fresh Medical Laboratories, Inc. (the “Company”) is a Delaware corporation that was incorporated on November 22, 2004. The Company’s headquarters are located in Salt Lake City, Utah. The Company’s business is the development and deployment of medical devices and procedures specializing in the immediate, non-invasive evaluation of indeterminate masses seen in CT and radiography.  The Company is in the development stage and its activities to date consist of research and development, developing markets for its products, securing strategic alliances, and obtaining financing.

Development Stage – For the period from November 22, 2004 (date of inception) to December 31, 2011, the Company has not generated significant revenues from operations and has been developing its products. Therefore, the Company is considered to be in the development stage in accordance with the provisions of FASB ASC 915-10-05, Accounting and Reporting by Development Stage Enterprises.

Business Condition – The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s products are not yet fully developed. The Company has generated minimal revenues from operations, has incurred substantial and recurring losses from operations and has used cash in its operating activities. Additionally, the Company had no cash, had negative working capital, and had a stockholders’ deficit as of December 31, 2011. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The ability of the Company to continue as a going concern is dependent on the Company successfully developing products that can be sold profitably, and in the near term successfully generating cash through financing activities. Management’s plans include selling equity or debt securities to fund capital requirements and ongoing operations. However, there can be no assurance the Company will be successful in these efforts.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition – Revenue is recognized by the Company when a binding sales or service agreement exists between the parties, services have been rendered, the price for the services is fixed or determinable, collection is reasonably assured, and the Company has no significant obligations remaining with respect to the arrangement. The Company recorded $100,000 of license income in 2010 from the sale of an international technology license. The license was terminated during the year ended December 31, 2010 due to a default by the licensee.

Stock-based Compensation – The Company measures the cost of employee and consulting services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The awards issued are valued using a fair value-based measurement method. The resulting cost is recognized over the period during which an employee or consultant is required to provide services in exchange for the award, usually the vesting period. As of December 31, 2011 and 2010, there were unvested common stock awards outstanding, issued as compensation to officers and directors of the Company, and common stock warrants issued as compensation to consultants.

Research and Development – The Company expenses research and development costs as incurred.

Income Taxes – The Company accounts for income taxes under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. The Company establishes valuation allowances to reduce its net deferred income tax assets to their realizable values based on whether it is more likely than not that such net deferred income tax assets will be realized.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

Basic and Diluted Loss Per Share – The Company computes basic loss per share by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company computes diluted loss per share by dividing net loss by the sum of the weighted-average number of common shares outstanding and the weighted-average dilutive common share equivalents outstanding. Common share equivalents consist of shares issuable upon the exercise of common stock warrants.  As of December 31, 2011 and 2010, there were 416,337 and 391,337 outstanding common share equivalents, respectively, that were not included in the computation of diluted net loss per common share as their effect would be anti-dilutive.

Note 2 – Accrued Liabilities

Accrued liabilities consisted of the following as of December 31:

	2011	2010
Accrued interest	$125,590	$33,440
Payroll and payroll taxes	62,347	1,974
Total	$187,937	$35,414

Note 3 – Related-Party Notes Payable

On June 1, 2010, the Company authorized the conversion of $137,305 of notes payable and related accrued interest owed to a member of the board of directors into 274,611 shares of common stock and warrants to purchase 54,922 shares of common stock. The warrants are exercisable at $0.45 per share through June 1, 2020. The Company recognized the common stock and the warrants issued at their fair values on the date issued, which totaled $138,623. As a result, the Company recorded a loss on extinguishment of the debt of $1,318 during the year ended December 31, 2010.

On November 19, 2010, $700,000 of demand notes payable to a director were consolidated into one note. The note bears interest at 11.07% per annum and is unsecured. Principal and accrued interest are payable in four quarterly payments beginning August 19, 2012, with the final payment due May 19, 2013. On November 19, 2010, accrued interest on the notes payable to the director of $99,970 was converted into a note payable. The note bears interest at 11.07%, is unsecured and principal and accrued interest are due on May 18, 2012. Accrued interest on the promissory notes payable to the director at December 31, 2011 was $98,747.

In 2008, the Company issued notes payable for $100,000, $75,000 and $25,000 to a relative of an officer of the Company. The original maturity dates of the notes were September 4, 2010, January 12, 2011 and April 16, 2011, respectively, and the notes bear interest at 15% per annum. The notes were issued with a guaranteed origination fee of 20% of the face value of the notes, payable in warrants to purchase common stock. The Company recorded a $40,000 liability for the loan origination fees and an equal amount as a discount on the notes payable and amortized the discount over the term of the notes. During 2009, the Company issued warrants to purchase 20,000 shares, 15,000 shares and 5,000 shares at $0.01 per share in exchange for $20,000, $15,000, and $5,000 of the loan origination liabilities, respectively.  The Company recognized a gain of $19,570 on the issuance of the warrants to extinguish the $40,000 loan origination liability based on the difference between the liability and the $20,430 grant-date fair value of the warrants issued.

During 2009, the Company issued the noteholder 30,000 warrants to extend the maturity of the notes.  The fair value of the warrants issued on extension was calculated to be $14,762, which was recognized as interest expense over the new life of the notes.  During 2010 the Company borrowed an additional $65,000 with a January 25, 2011 maturity date at 15% from the same related party and issued 15,000 shares of common stock with a grant date fair value of $9,750. The Company recognized the relative fair value of the stock of $8,478 as a discount on the note payable and recognized the discount over the life of the note. These notes are secured by all of the assets of the Company.

On June 30, 2011, the Company consolidated the notes payable and accrued interest payable into two notes with principal balances of $265,000 and $91,932, respectively.  As consideration for the extension the Company issued 50,000 shares of its common stock. The Company recognized the grant date fair value of $25,000 as a discount on the note payable and is amortizing the discount over the term of the note. The Company recognized $8,364 of amortization on the note payable during the year ended December 31, 2011. The consolidated notes bear interest at 15% per annum and mature on December 31, 2012. Accrued interest on these notes totaled $26,843 as of December 31, 2011.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

During the year ended December 31, 2010 the board of directors authorized the conversion of $81,135 of principal and accrued interest into 162,270 shares of common stock and warrants to purchase 32,454 shares of common stock. The grant date fair value of the stock and warrants issued totaled $81,915 and the Company recorded a loss on extinguishment of debt of $780 on the issuance.

During the year ended December 31, 2010 the board of directors authorized the conversion of $26,304 of principal and accrued interest into 52,610 shares of common stock and warrants to purchase 10,522 shares of common stock. The grant date fair value of the stock and warrants issued totaled $26,575 and the Company recorded a loss on extinguishment of debt of $271 on the issuance.

The fair value of the warrants issued during the year ended December 31, 2010 in connection with the conversion of notes payable to related parties was determined using the Black-Scholes option pricing model with the following assumptions: stock price on the measurement dates of $0.50 per share; expected term of 5 years; expected volatility of 96.5%; and risk-free interest rate of 2.09% to 2.60%.

Notes payable consisted of the following as of December 31, 2010 and 2011:

	December 31, 2011		December 31, 2010
	Current	Long-Term	Current	Long-Term
Unsecured notes payable to a director	$449,970	$350,000	$-	$799,970
Unsecured notes payable to a related party, net of
unamortized discount of $16,636, and $604, respectively	340,296	-	264,397	-
Total Notes Payable to Related Parties	$790,266	$350,000	$264,397	$799,970

Annual future maturities of related-party notes payable at December 31, 2011 are as follows:

Years Ending:
2012	$806,902
2013	350,000
Total	$1,156,902

Note 4 – Capital Stock

The Shareholders of the Company have authorized 10,000,000 shares of preferred stock, par value $0.001 per share. The preferred stock may be issued in one or more series. The board of directors has the right to fix the number of shares of each series (within the total number of authorized shares of the preferred stock available for designation as a part of such series), and designate, in whole or part, the preferences, limitations and relative rights of each series of preferred stock. As of December 31, 2011, the board of directors has not established a series of preferred stock and there are no shares of preferred stock outstanding.

The Company has authorized 20,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2011 and 2010, there were 10,421,718 and 8,188,251 shares of common stock issued and outstanding, respectively.

During the years ended December 31, 2011 and 2010, the Company issued 715,535 and 863,714 shares, respectively, to employees, directors, and contractors as compensation for current and future services.

At December 31, 2011, the Company had a $60,000 receivable from a shareholder from the issuance of common stock. The receivable was collected in January 2012.

The Company issued nonvested common stock to various employees and directors for future compensation. The Company values the nonvested shares of common stock based on the fair value of the stock on the date of issuance and records compensation over the requisite service period which is usually the vesting period. The nonvested shares are included in the total outstanding shares recorded in the financial statements.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

A summary of the status of the Company’s nonvested shares as of December 31, 2010 and 2011, and changes during the years then ended, is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2009	270,000	$0.50
Granted	730,000	0.61
Vested	(795,000)	0.61
Forfeited	-	-
Nonvested at December 31, 2010	205,000	0.46
Granted	130,000	0.30
Vested	(75,000)	0.50
Forfeited	-	-
Nonvested at December 31, 2011	260,000	$0.37

As of December 31, 2010 and 2011, there was $40,585 and $42,667, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted to directors and employees. That cost is expected to be recognized over a weighted-average period of 1.2 years and 1.69 years, respectively. The total fair value of shares vested during the years ended December 31, 2010 and 2011 was $487,500 and $37,500, respectively.

During the years ended December 31, 2011 and 2010, compensation expense related to share-based payments to employees, directors and contractors totaled $293,321 and $445,471, respectively. The grant date fair value of all shares awarded during the years ended December 31, 2011 and 2010 was between $0.43 and $0.65 per share as determined by management and the board of directors based on historic sales of the Company’s common stock during the period.

During the period November 22, 2004 (date of inception) to December 31, 2011, compensation expense related to share-based payments to employees, directors and contractors totaled $1,524,627 and is recorded as either research and development expense or general and administrative expense.

Note 5 – Warrants

The Company issues warrants to purchase its common stock for payment of consulting services and as incentives to investors. The fair value of each issuance was estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates ranges of assumptions for each input. Expected volatilities are based on the historical volatility of an appropriate industry sector index, comparable companies in the index and other factors. The Company estimates expected life of each warrant based on the midpoint between the dates the warrant vests and the contractual term of the warrant. The risk-free interest rate represents the U.S. Treasury bill rate for the expected life of the related warrant. Forfeitures are estimated based on historical experience rates.

For the year ended December 31, 2010, the Company issued warrants to purchase 180,000 shares of common stock in connection with the issuance of 900,000 shares common stock for cash consideration of $450,000.  The warrants issued had an exercise price of $0.45 per share with a 10 year expiration and immediate vesting.  The warrants were valued using the Black-Scholes option pricing model with the following assumptions: stock price on the measurement date $0.50; expected term of 5 years; expected volatility of 96.5%; and risk-free interest rate of 1.16% to 2.71%. The total fair value of the warrants issued was calculated at $67,292.

For the year ended December 31, 2011, the Company issued warrants to purchase 25,000 shares of common stock in connection with the issuance of 100,000 shares of common stock for cash consideration of $50,000.  The warrants issued had an exercise price of $0.45 per share with a 10 year expiration and immediate vesting.  The warrants were valued using the Black-Scholes option pricing model with the following assumptions: stock price on the measurement date $0.50; expected term of 5 years; expected volatility of 97%; and risk-free interest rate of 1.35% to 1.96%. The total fair value of the warrants issued was calculated at $9,320.

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

A summary of warrant activity for the fiscal years ended December 31, 2010 and 2011 is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2009	183,439	$0.28
Granted	277,898	0.45
Exercised	(70,000)	0.01
Outstanding as of December 31, 2010	391,337	0.45
Granted	25,000	0.45
Outstanding as of December 31, 2010	416,337	$0.45	7.96	$-
Exercisable as of December 31, 2010	416,337	$0.45	7.96	$-

The year-end intrinsic values are based on a December 31, 2011 closing price of $0.30 per share.

Note 6 – Income Taxes

As of December 31, 2011, the Company had a net operating loss carryforward of approximately $5,279,308. This carryforward is available to offset future taxable income, if any, and begins to expire in 2024. The utilization of the net operating loss carryforward is dependent upon the tax laws in effect at the time the net operating loss carryforward can be utilized and may be impacted by ownership changes as set forth in Internal Revenue Code Section 382.  The Company’s U.S. federal and Utah income tax returns, constituting the returns of the major taxing jurisdictions, are subject to examination by the taxing authorities for all open years as prescribed by applicable statute. No income tax waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

As of December 31, 2011, the Company had no unrecognized tax benefits that, if recognized, would affect the Company’s effective income tax rate over the next 12 months. The Company’s tax returns are subject to examination for the years ended December 31, 2009 through 2011. A reconciliation of the amount of tax benefit computed using the U.S. federal statutory income tax rate to the provision for income taxes is as follows:

	2011	2010
Federal income tax benefit at statutory rate	$(392,787)	$(374,429)
State income tax benefit, net of federal effect	(38,123)	(36,342)
Other	8,401	8,123
Change in valuation allowance	422,509	402,648
Total provision for income taxes	$-	$-

Net deferred income tax assets are comprised of the following as of December 31 is as follows:

	2011	2010
Net operating loss carryforward	$1,970,997	$1,599,276
Accrued liabilities	63,997	13,209
Research and development	7,561	7,561
Valuation allowance	(2,042,555)	(1,620,046)
Net deferred income tax assets	$-	$-

Fresh Medial Laboratories, Inc.

(A development state enterprise)

Notes to Condensed Financial Statements

Note 7 – Related Party Transactions

As of December 31, 2011 and 2010, the Company had notes payable to a director of the Company totaling $799,970 (see Note 3).  The Company recognized interest expense related to these notes totaling $88,556 and $83,959 during the years ended December 31, 2011 and 2010, respectively.  As of December 31, 2011 and 2010, accrued interest associated with these notes totaled $98,747 and $10,190, respectively.

As of December 31, 2011, the Company had notes payable to a relative of an officer of the Company totaling $265,000 and $91,931 (see Note 3). The Company recognized interest expense on the notes of $46,555 and $39,055 for the years ended December 31, 2011 and 2010, respectively.  The accrued interest on the notes as of December 31, 2011 was $26,843.

Note 8 – Commitments and Contingencies

License Agreement – The Company has a license agreement with common stockholders. Under the agreement, the Company has the right to the exclusive use of certain patents pending and related technology (the “technology”) in its medical devices and other products for an indefinite term. In return, the Company has agreed to incur a minimum of $4,750,000 in development costs by the year 2014 to develop and market its products worldwide based on a graduated schedule and to make royalty payments based on a percentage of the aggregate worldwide net sales (as defined in the agreement) of its medical device and other products that utilize the technology.  The remaining minimum development costs required per the licensing agreement were approximately $1,500,000 as of December 31, 2011.

Employment Contracts – The Company has an employment contract with its chief executive officer that provides for an annual salary totaling $225,000 and a bonus of up to 50% of base salary, contingent on the Company’s results of operations and the chief executive officer’s performance, as determined by the Board of Directors. The employment contract also has customary provisions for other benefits and includes non-competition and non-solicitation clauses. This employment contract provides for severance pay equal to one year’s base salary in the event of termination without cause as defined in the agreement.  The employment contract expires January 13, 2013.

Insurance Coverage – The Company does not maintain a business risk insurance policy.

Note 9 – Subsequent Events

In January 2012 the Company entered into a letter of intent to purchase the patents and trade secrets of BioMeridian Corporation subject to BioMeridian Corporation shareholder approval. Upon close, BioMeridian will receive (a) 1,200,000 shares of the Company’s Common Stock; (b) $25,000 cash to cover BioMerdian’s transaction expenses; (c) $1,000,000 in a convertible debenture at 8% with a 36 month maturity. A principal payment of $250,000 is due within 75 days from the effective date of the agreement.

In January 2012, the Company entered into an agreement with Headwaters BD, LLC, to raise capital for the Company. Headwaters will receive a monthly retainer of $9,500 for 12 months in addition to a fee of 9.8% of funds raised. The agreement allows the Company to pursue bridge financing of up to $1,500,000 due in 18 months with interest at 8% per annum, which the Company plans on pursuing.

Item 14.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.

Financial Statements and Exhibits.

(a) Financial Statements.

The financial statements included in this Registration Statement on Form 10 are listed in Item 13.

(b) Exhibits.

Exhibit Number	Description
3.1	Certificate of Incorporation*
3.2	By-Laws*
3.3	Articles of Amendment*
3.4	Amended By-Laws*
5.1	Opinion of Vincent & Rees, L.C. *
10.1	Lease Agreement*
10.2	Employment Agreement for Steven C. Eror*
10.3	Employment Agreement for Michael Garff*
10.4	BioMeridian Corporation and Fresh Medical Laboratories, Inc. dated January 20, 2005 **
10.5	Amended and Restated License Agreement between BioMeridian Corporation and Fresh Medical Laboratories, Inc. dated November 2, 2006 **
10.6	First Amendment to Amended and Restated License Agreement between BioMeridian Corporation and Fresh Medical Laboratories, Inc., dated November 26, 2007 **
10.7	Second Amendment to Amended and Restated License Agreement between BioMeridian Corporation and Fresh Medical Laboratories, Inc., dated September 1, 2008 **
10.8	Letter of Intent with BioMeridian Corporation dated January 23, 2012 **
10.9	Principal Loan Agreement and Deferred Interest Loan Agreement with William A. Fresh dated November 19, 2010 **
10.10	Master Note with Brett M. Error dated June 30, 2011 **
10.11	Agreement with Headwaters BD, LLC dated January 4, 2012 **
14.1	Company Code of Ethics*
99.1	Form of Warrant*

* Incorporated by reference with Form 10 filed 2/10/12.

** Incorporated by reference with Form 10/A filed 4/10/12.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on May 10, 2012.

Fresh Medical Laboratories, Inc.

By:

/s/ Steven C. Eror

Name:

Steven C. Eror

Title:

President and Chief Executive Officer

(Principal Executive Officer)

By:

/s/ Steven C. Eror

Name:

Steven C. Eror

Title:

Acting Chief Financial Officer

(Acting Principal Financial and Accounting Officer)